File No. 82-34833

FIRST MAJESTIC RESOURCE CORP.


05007603

Suite 1480 – 885 West Georgia Street
Vancouver, BC, Canada V6E 3V7
one: (604) 688-3033 Fax: (604) 541-9820 Toll Free: 1-866-529-2807
eb site: www.firstmajestic.com , E-mail: info@firstmajestic.com

NEWS RELEASE
TSX Venture Exchange - FR
Pink Sheets – FMJRF

SUPPL

August 3, 2004

SILVER PRODUCTION COMMENCES AT LA PARRILLA SILVER MINE

First Majestic Resource Corp. is pleased to announce that silver production has begun and the first silver concentrates have been shipped to the Peñoles smelter in Torreon, Mexico.

Since the closing of the acquisition of the La Parrilla Silver Mine located outside of Durango, Mexico, First Majestic has been operating the mill on an on-and-off basis, testing, repairing and modernizing equipment.

Specific activities at the mine included; the primary and secondary crushers were overhauled; conveyors and electric systems were repaired or replaced; in the grinding circuit one of the ball mills was relined and a new rolling bearing cover was installed; in the crushing area two of the coarse bins were remanufactured; the flotation circuit was improved; and, in the cyanidation circuit the motors on the leaching tanks were changed in order to improve recovery's. A number of other improvements were also completed over the past weeks.

Management is very pleased with the quality of staff working at the mine and the speed in which the operations personnel were able to produce and sell the first silver concentrates.

During the month of August the mill will be operating on a full time basis producing silver concentrates for further shipments to Peñoles smelter. First Majestic intends to announce its first full month of production in ounces of silver at the end of August.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; phone Ryan Mulhern at 604-688-3033 or Toll Free: 1-866-529-2807; E-mail: info@firstmajestic.com.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, BC, Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Web site: www.firstmajestic.com, E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR
Pink Sheets – FMJRF

November 18, 2004

Acquisition of the Dios Padre Silver Mine, Mexico

The Company is pleased to announce that it has signed a Letter Agreement with Exploraciones El Rey, S. A. de C.V. and B. J. Kennemur for the purchase of the Dios Padre Silver Mine located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 285 hectares.

The previous and or historic reserve and resource estimates for the Dios Padre Mine vary significantly due to the nature of the work completed and the availability and access to underground sections of the mine. The reader is cautioned that the estimation does not conform to National Instrument 43-101 requirements for reporting reserves and resources. The Company is not treating these historic or previous estimates as current resources. These resource estimates should not be relied upon until they have been verified by the Company's final due diligence program and reviewed by the Company's 'Qualified Person'. As stated in the most recent report known by the Company, dated December 2002, published by David A. Bending, M.Sc., P.Geo of Reno, Nevada; using a conservative resource model focusing on resources in the accessible upper levels of the mine, 3,500,000 tonnes grading 465 g/t containing 57,211,000 ounces of silver has been estimated which appears to be amenable to open pit mining. It also appears by reviewing this and other reports on the Dios Padre Silver Mine the ore responds well to conventional milling and flotation. The on-sight mill appears to have yielded historic recoveries of up to 87% silver.

The Company has agreed to pay a purchase price of US$6,500,000 for the Dios Padre Silver Mine payable over a period of thirty six months. In addition, the Company has agreed to issue 500,000 common shares to the vendors. A final due-diligence program will commence immediately and is expected to be completed within six months. All the legal formalities and formal documentation is anticipated to be completed within the same time frame. An initial payment of US$300,000 has been paid. The payment schedule is as follows; Upon completion of final due-diligence and regulatory approvals, closing will take place and a payment of US$450,000 and issuance of 500,000 common shares will be paid; 6th month anniversary US$500,000; 12th month anniversary US$500,000; 18th month anniversary US$500,000; 24th anniversary US$1,000,000; 30th month anniversary US$1,250,000; and on the 36th a final payment of US$2,000,000. In addition, the Company has agreed to issue to the vendors an additional 500,000 common shares if an independent technical report from a qualified international recognized engineering or geological consulting firm confirms that the proven,

probable or indicated reserves contained within the Dios Padre concessions exceeds 50,000,000 ounces of silver.

The Dios Padre is a high grade epithermal silver-lead deposit with limited production data. Reports supplied to the Company from the vendor state mining commenced in the 17th century and continued very intermittently from 1860 to 1910, 1923, 1946 to 1947, and 1962 to 1966. Some estimates of tonnage and grade mined during these periods has been made, however, collectively it is difficult to summarize total ore and grade mined to date. In addition to the main Dios Padre claim, this agreement covers two additional contiguous claims that show good potential for high grade disseminated and vein deposits of silver.

The Dios Padre Silver Mine can be reached via a 25 km gravel road north of highway 16 which is 220 km west of Hermosillo. The mine is located outside the small town of Real de La Trinidad.

Management is very excited by this opportunity to acquire an asset of this potential size and thus will work diligently to close this transaction in a timely manner. The Company's objective is to proceed as rapidly as possible in order to bring the Dios Padre into production.

The purchase of the Dios Padre Silver Mine is subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 601-2010 Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

NEWS RELEASE **October 4, 2004**
TSX Venture Exchange - FR
Pink Sheets – FMJRF

CORPORATE UPDATE

First Majestic Resource Corp. would like to take this opportunity to update its shareholders on corporate activities over the past couple months on the La Parrilla Silver Mine, Perseverancia Silver Mine and the Niko Silver Project.

La Parrilla Silver Mine

During the initial pre-production stage which commenced in early July the mill at La Parrilla began operations at 180 tpd. The initial plan was to process above ground stockpiles which remained on site from prior mining operations while new accesses within the mine were completed. To date a total of 11,000 tonnes have been processed at the mill with an average grade of 241g/t silver and 0.3g/t gold for a total of 30,040 ounces of equivalent silver produced.

This stage identified a number of areas where low capital cost improvements were implemented to enhance production and recovery. In addition to previously announced items; four additional leaching tanks are planned, two are presently under construction and will be completed shortly; a new Butter Filter was constructed and now is in use to prevent slimes from passing into the press filter from the rich solution; and a new de-aeration tower was put in place in August.

During the month of September a temporary explosives permit was obtained in order to gain access to and develop the upper levels of the mine containing oxide material. A total of 35 meters were developed during the second and third weeks of September, gaining access to old stopes which are now producing ore in the range of 250g/t to 300g/t silver. Also the main Rosario vein has been reached and development is underway with the first 12 meters grading an average of 260g/t silver. To arrive at this average grade, four samples were collected from the back of the drift every 3 meters of development.

Further expansions and upgrades to increase production will continue to be implemented in the coming months.

Ramon Davila, Ing is the company's Qualified Person responsible for the supervision and reporting on this project.

Perseverancia Silver Mine

The Company announced on June 10th that it had entered into seven option agreements covering 283 contiguous hectares which included the Perseverancia Silver Mine, the Magistral Mine and the Esmeralda Mine. Since that time, First Majestic has added to its land position by entering into

another similar agreement covering an additional 204 hectares covering the San Juan Mine which had a historic production in the range of 100,000 tonnes with an average grade of 450g/t silver as reported by the vendors.

A crew consisting of six geologists have been mapping and collecting rock samples from underground at the Perseverancia and within other drifts on the property since July. Eleven kilometres of grid lines have been established where a systematic soil geochemical sampling program was completed. A detailed geophysics survey to follow-up anomalous indications from the geochemical sampling and mapping is anticipated to commence in mid October along these same lines.

Lab results of 270 rock samples have now been received to date. Samples 1 through 60 were collected systematically from 4 levels underground at the Perseverancia, samples 61 through 196 were collected from other drifts within the boundaries of the 487 hectare property. The samples were collected and shipped to Laboratorios Geologico Minero, S.A. de C.V. of Guadalajara, where they were prepared and shipped directly to Acme Analytical Laboratory's Ltd., of Vancouver. A summary of the silver results grading higher then 150g/t silver (Ag) are as follows:

Sample No.	**Ag g/t**	*Sample No.*	**Ag g/t**	*Sample No.*	**Ag g/t**
01	493	*51*	516	*113*	318
08	4,529	*52*	337	*118*	165
13	696	*55*	183	*119*	383
15	353	*58*	1,516	*124*	277
16	424	*60*	1,828	*126*	249
18	189	*61*	396	*127*	420
21	269	*91*	657	*131*	153
26	1,426	*96*	459	*132*	190
34	608	*104*	271	*157*	171
39	893	*105*	364	*196*	157
43	659	*112*	645		

The soil geochemistry samples as well as other rock samples from surface and underground remain outstanding.

For the purpose of this news release the Company has not reported values of silver grading less then 150 grams per tonne and has not reported other metal values. Further analysis of the data is presently underway to determine appropriate follow up work and significance of these encouraging results.

Ramon Davila, Ing is the company's Qualified Person responsible for the supervision and reporting on this project.

Niko Silver Project

The drilling phase of the project was completed in late August for a total of 2,849 meters drilled in 6 diamond drill holes.

The drilling was primarily targeted on large CSAMT and NSAMT Geophysical anomalies - specifically resistivity lows. These were interpreted to represent massive polymetallic sulphides potentially containing silver, zinc, lead, copper and molybdenum.

No such bodies were intersected in the holes drilled to date. Instead the low resistivity geophysical anomalies appear to be due to complex geologic factors not directly related to mineralization. Resistive zones appear to be related to solid, unbroken limestone and in some cases perhaps intrusive rock.

While the original objective of cutting significant mineralization has not been realized, the various geochemical and geophysical programs as well as this drilling program have confirmed that the Niko Silver Project has characteristics of a large hydrothermal system. Five additional drill targets remain to be tested. The Company will be undertaking a detailed evaluation of the results and will be reviewing its options.

The Niko Silver Project is a joint venture between the Company and JABA Explorations Inc.. Under the terms of this option agreement First Majestic can earn up to an 80% interest by expending US$900,000 on exploration over a three year period, and by completing a bankable feasibility study.

JABA's James Briscoe, MS., P.Geo. is the company's Qualified Person responsible for the supervision and reporting on this project.

First Majestic continues to pursue other advanced stage silver projects in Mexico in accordance with its acquisition strategy. The Company is in negotiations with a number of potential vendors. At this time no agreements have been reached. These potential target acquisitions remain confidential in order for the Company to maintain its competitive position.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; phone Ryan Mulhern at 604-688-3033 or Toll Free: 1-866-529-2807; E-mail: info@firstmajestic.com.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, BC, Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR **December 2, 2004**
Pink Sheets – FMJRF

Acquisition of the Candamena Mining District, Mexico

The Company is pleased to announce that it has signed two letter agreements with Mr. Miguel Perez Chavez and Mr. Angel Chaparro for the purchase of the Candamena Mining District, located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

The Candamena Mining District hosts several highly mineralized areas; the Nuevo Dolores, a volcanic-hosted epithermal gold-silver deposit; the La Blanca, a similar highly prospective area and two old high grade silver-lead-zinc mines, called La Verde and La Prieta which include an old flotation mill and other equipment.

The Nuevo Dolores deposit, also known as the Candamena Deposit, has a number of old shafts and diggings; they are believed to date back two centuries. It is located on the southern rim of the Ocampo Caldera and is similar to other acid-sulphate systems in the district. Previous exploration programs executed in 1996-97 by Manhattan Minerals Corp., included mapping, rock chip sampling and 11,500 meters in 60 diamond drill holes tested only a small part of the property. The historic resource estimate stated at that time by Manhattan was an inferred resource of 6,100,000 tonnes grading 0.905 grams of gold per tonne. They also reported a potential for resources in this deposit of 1,000,000 ounces of gold and 20,000,000 ounces of silver. Readers are however cautioned that this potential quantity and grade is conceptual in nature and that there has not been sufficient exploration to define this estimated mineral resource and it is uncertain if further exploration will confirm this potential mineral resource on the property. The primary focus at that time was the properties gold potential, however, silver appears to play an important role in the future economics of this property as evidenced by drill results analysed by Bonder Clegg and Chemex Labs of Vancouver in 1997; i.e.: Hole 97-CN-96 returned grades of 442 grams per tonnes silver and 0.69 grams per tonne gold over 12 meters from 20 meters to 32 meters in depth; hole 97-CN-3 returned grades of 137 grams per tonnes silver and 1.70 grams per tonne gold over 19 meters from 17 meters to 37 meters in depth. The mineralized structure remains open at depth and to the south and was known to extend off the past property boundaries of which the Company has now acquired rights to the entire district. The Nuevo Dolores appears to be amenable to open pit mining. It also appears by reviewing historical metallurgical reports the ore responds well to conventional milling and flotation.

The La Blanca represents an area of immediate and high interest. This area has not been explored by modern methods but is clearly similar, geologically and visually to the Nuevo Dolores deposit and appears to be an important area for future development and extension of the main deposit. The old La Verde mine has historic underground mined resources grading 466 grams per tonne silver, 0.13 grams per tonne gold, 4.33% lead and 3% zinc and the La Prieta mine is reported by the vendors as containing similar grades. Further studies of La Verde and La Prieta are required to confirm these grades.

The reader is cautioned that the historic reserve and resource estimates for the Candamena Mining District, including the Nuevo Dolores **(Candamena Deposit),** do not conform to National Instrument 43-101 requirements for reporting reserves and resources. The Company is not treating these historic estimates as current resources. These resource estimates should not be relied upon until they have been verified by further due-diligence and by the Company's 'Qualified Person'.

The Candamena Mining District is clearly similar to a number of other economically important gold-silver mines in the district. The northern part of the Sierra Madre Occidental in Chihuahua and Sonora, host some of the largest volcanic-hosted, epithermal, precious metals mines in Mexico. They all occur at the same general geological horizon, and are all very similar, genetically, geologically, and mineralogically.

The terms of the two Purchase Agreements are as follows: The Company has agreed to pay Mr. Miguel Perez Chavez, a purchase price of US$7,000,000 for the purchase of 4602 hectares including the Nuevo Dolores, La Blanca and La Verde areas, all the assets and the flotation mill located in the property, payable in staged payments over a period of thirty six months. The first payment of US$125,000 has been paid; on the 6th month anniversary an additional payment of US$100,000 is due; on the 12th month anniversary US$250,000; the 18th month anniversary US$500,000; the 24th month anniversary US$850,000; the 30th month anniversary US$1,350,000; and on the 36th month anniversary a final payment of US$3,825,000. In addition a 1% NSR is payable up to a maximum of US$5,000,000.

Furthermore, the Company has agreed to pay Mr. Angel Chaparro Ortiz, a purchase price of US$600,000 for the purchasing of 613 hectares including La Prieta mine, payable in staged payments over a period of thirty six months. The first payment of US$50,000 has been paid; on the 3rd month anniversary a payment of US$50,000 is due; on the 6th month anniversary US$50,000; the 12th month anniversary US$50,000; the 18th month anniversary US$75,000; the 24th month anniversary US$75,000; the 30th month anniversary US$75,000; and on the 36th month anniversary a final payment of US$175,000.

Management is very excited by the opportunity to acquire an additional asset of this potential size and in the same region as the previously announced Dios Padre Silver Mine. The close proximity between the Candamena Mining District and the Dios Padre Silver Mine will allow the company to optimize its man power and resources very effectively. The Company's objective is to proceed as rapidly as possible to confirm previous estimates as reported.

The purchase of the Candamena Mining District is subject to receipt of any necessary regulatory approvals and formal purchase documentation.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, BC, Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **December 15, 2004**
Pink Sheets – FMJRF

The Company announces today that is has agreed to grant 200,000 Director stock options at a price of $1.85. The stock options are exercisable for a period of three years.

The granting of the options are subject to regulatory approval.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File No. 82-34833

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, BC, Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR **January 12, 2005**
Pink Sheets – FMJRF

The Company is pleased to announce the appointment of Mr. David Shaw as a director of the Company. The Company is confident that David will become a vital component to the Company's management team and an important contributor to the Company's future success.

Mr. Shaw graduated in 1973 from the University of Sheffield, England, with a B.Sc. (Sp. Hons.) in geology followed by a Ph.D. in structural geology from Carleton University, Ottawa.

Since completing his doctorate 25 years ago David has worked both in the technical and financial communities within the resource industry. Seven years were spent with Chevron Resources in Calgary and Vancouver, employed initially as an in-house structural consultant on both metal and hydrocarbon exploration programs and then as a member of a hydrocarbon project financial evaluation team. Upon leaving Chevron, he initiated and developed the Resource Research Group at Charlton Securities Ltd., Calgary before assuming the position of Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver. Throughout David's career, he has built strong relationships with European financial institutions and the global mining community. Recently he has been assisting a Vancouver based junior exploration company with the development and exploration of its projects in Central and South America.

Keith Neumeyer, President commented; "David is a valuable contribution to our management team. His successful history and experience in the mining industry will definitely enhance the Company's objectives."

The Company has also agreed to grant a 200,000 Director's stock options to Mr. Shaw at a price of $1.79. The stock option is exercisable for a period of three years.

The granting of the stock option is subject to regulatory approval.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


FIRST MAJESTIC
RESOURCE CORP.

FIRST MAJESTIC
RESOURCE CORP.

NEWS RELEASE

05-03
January 27, 2005
www.firstmajestic.com
TSXV: **FR**
US Pink Sheets: **FMJRF**
Frankfurt: **905910**

As a result of a review by the British Columbia Securities Commission, we are issuing the following press release. These reviews are intended to help companies improve the quality of disclosure provided to its shareholders. The September 30, 2004 Management Discussion and Analysis ("MD & A") was the first filed by the Company under the new National Instrument 51-102 and as such the company has filed a revised and expanded MD & A covering the fiscal quarterly period ended September 30, 2004. The revised MD & A can be viewed at www.sedar.com.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and does not accept responsibility for the adequacy or accuracy of this release.

First Majestic Resource Corp | Suite 1480 – 885 West Georgia Street, Vancouver, BC Canada V6C 3E8
Toll Free 866 529 2807 | Tel 604 688 3033 | Fax 604 601 2010 | info@firstmajestic.com |


FIRST MAJESTIC
RESOURCE CORP.

NEWS RELEASE

05-04
January 31, 2005
www.firstmajestic.com
TSXV: **FR**
US Pink Sheets: **FMJRF**
Frankfurt: **905910**

First Majestic is pleased to announce the Company has engaged Mr. Marc Requier for investor relations and corporate communications consulting services. Mr. Requier now resides in Calgary and brings to the Company over ten years experience in the financial industry. In 1997 Marc signed on as a stockbroker with RBC Dominion Securities in Edmonton and achieved the milestone of President's Club all three years before moving to Canaccord Capital where he became the youngest member of the Chairman's Club in 2002. This agreement is effective immediately and is for a period of twelve (12) months. Terms include a monthly retainer of $3500 per month. Mr. Requier's consulting agreement is subject to the approval of the TSX Venture Exchange.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

First Majestic Resource Corp | Suite 1480 – 885 West Georgia Street, Vancouver, BC Canada V6C 3E8
Toll Free 866 529 2807 | Tel 604 688 3033 | Fax 604 601 2010 | info@firstmajestic.com

File No. 82-34833


World of Silver
World of Possibilities

FIRST MAJESTIC
RESOURCE CORP.



Moving Forward to Become A Mid-Tier Silver Producer

NEWS RELEASE
TSX Venture Exchange - **FR**
Pink Sheets – **FMJRF**
Frankfurt – **905910**

March 21, 2005

CDN$15 Million Brokered Private Placement

First Majestic Resource Corp. (the "Company") is pleased to announce a brokered private placement offering of 6.0 million units ("Units") of the Company at a price of CDN$2.50 per Unit (the "Offering"). Each Unit will consist of one common share (a "Unit Share") and one-half of one common share purchase warrant (a "Warrant"), with a full Warrant entitling the holder to purchase one additional common share of the Company ("Warrant Shares") at an exercise price of CDN$3.00 per Warrant Share for a period of two years after the closing of the Offering. The Offering is expected to close on or about April 22, 2005. Completion of the Offering is subject to receipt by the Company of all necessary regulatory approvals. The securities to be issued under the Offering will be subject to a four-month hold period.

Jennings Capital Inc. (the "Agent") will act as the lead agent for the Offering. The Agent has the option to increase the size of the Offering by an additional 1.0 million Units, thereby increasing the Offering to 7.0 million Units for total gross proceeds to the Company of CDN$17.5 million. The Agent will receive a cash commission equal to 7% of the gross proceeds raised under the Offering. In addition, the Company has agreed to issue to the Agents at closing, broker warrants entitling the Agents, for a period of 24 months from the closing of the Offering, to acquire that number of Common Shares of the Company ("Broker Shares") that is equal to 7% of the number of Units sold under the Offering, exercisable at a price of CDN$2.50 per Broker Share.

The Company plans to use the net proceeds of the Offering to advance development and exploration at Company's La Parrilla Silver Mine, the Candamena, Dios Padre and Chalchihuites properties in Mexico.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

Not for distribution to the United States newswire services or for dissemination in the United States.

This Press release shall not constitute an offer to sell of the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


World of Silver
World of Possibilities

FIRST MAJESTIC
RESOURCE CORP.



Moving Forward to Become A Mid-Tier Silver Producer

NEWS RELEASE
TSX Venture Exchange - **FR**
Pink Sheets – **FMJRF**
Frankfurt – **905910**

March 22, 2005

First Majestic Resource Corp. is pleased to announce the appointment of George Lim, C.A., C.G.A. to the position of Chief Financial Officer. George brings more than 29 years of accounting and financial management expertise to the Company.

Prior to joining the Company, George was the Chief Financial Officer of a group of companies involved in the mining industry in North and South America, Australia and Africa for the past 6 years. He began his career at KMPG and has since held roles of increasing responsibility, several of which were senior roles in public practice and in the mining industry.

As a key member of the Company's management team, George will provide financial leadership and play an important role in the Company's growth plans.

Management of First Majestic is committed to building a mid tier Silver producing mining company based on an aggressive development and acquisition plan with a focus on Mexico.

The Company has also agreed to grant a 100,000 Director's stock option to George Lim at a price of $2.41. The stock option is exercisable for a period of three years.

The granting of the stock option is subject to regulatory approval.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
Material Change Report

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

If this Report is filed on a confidential basis, state to block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever of this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used by not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 *Definitions*. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Reports so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use the technical terms, explain them in a clear concise manner.

PART 2 CONTINENT OF MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Majestic Resource Corp.
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2. Date of Material Change

November 18, 2004

Item 3. News Release

The press release was released on November 18, 2004, through various approved public media with the TSX Venture Exchange, British Columbia, Alberta, and Ontario Securities Commission, Ontario and the Yukon Registrar of Corporations.

Item 4. Summary of Material Change

The Company announced it has signed a Letter Agreement with Exploraciones El Rey, S.A. de C.V. and B.J. Kennemur for the purchase of the Dios Padre Silver Mine located in the Eastern Sierra Madre Mountain range about midway between the Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 285 hectares.

Item 5. Full Description of Material Change

See attached press release dated November 18, 2004 for details.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Executive Officer

Keith Neumeyer, President
(604) 688-3033

Item 9. Date of Report

November 19, 2004

"Keith Neumeyer"
President

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, BC, Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Web site: www.firstmajestic.com, E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR *November 18, 2004*

Pink Sheets – FMJRF

Acquisition of the Dios Padre Silver Mine, Mexico

The Company is pleased to announce that it has signed a Letter Agreement with Exploraciones El Rey, S. A. de C.V. and B. J. Kennemur for the purchase of the Dios Padre Silver Mine located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 285 hectares.

The previous and or historic reserve and resource estimates for the Dios Padre Mine vary significantly due to the nature of the work completed and the availability and access to underground sections of the mine. The reader is cautioned that the estimation does not conform to National Instrument 43-101 requirements for reporting reserves and resources. The Company is not treating these historic or previous estimates as current resources. These resource estimates should not be relied upon until they have been verified by the Company's final due diligence program and reviewed by the Company's 'Qualified Person'. As stated in the most recent report known by the Company, dated December 2002, published by David A. Bending, M.Sc., P.Geo of Reno, Nevada; using a conservative resource model focusing on resources in the accessible upper levels of the mine, 3,500,000 tonnes grading 465 g/t containing 57,211,000 ounces of silver has been estimated which appears to be amenable to open pit mining. It also appears by reviewing this and other reports on the Dios Padre Silver Mine the ore responds well to conventional milling and flotation. The on-sight mill appears to have yielded historic recoveries of up to 87% silver.

The Company has agreed to pay a purchase price of US$6,500,000 for the Dios Padre Silver Mine payable over a period of thirty six months. In addition, the Company has agreed to issue 500,000 common shares to the vendors. A final due-diligence program will commence immediately and is expected to be completed within six months. All the legal formalities and formal documentation is anticipated to be completed within the same time frame. An initial payment of US$300,000 has been paid. The payment schedule is as follows; Upon completion of final due-diligence and regulatory approvals, closing will take place and a payment of US$450,000 and issuance of 500,000 common shares will be paid; 6th month anniversary

US$500,000; 12th month anniversary US$500,000; 18th month anniversary US$500,000; 24th anniversary US$1,000,000; 30th month anniversary US$1,250,000; and on the 36th a final payment of US$2,000,000. In addition, the Company has agreed to issue to the vendors an additional 500,000 common shares if an independent technical report from a qualified international recognized engineering or geological consulting firm confirms that the proven, probable or indicated reserves contained within the Dios Padre concessions exceeds 50,000,000 ounces of silver.

The Dios Padre is a high grade epithermal silver-lead deposit with limited production data. Reports supplied to the Company from the vendor state mining commenced in the 17th century and continued very intermittently from 1860 to 1910, 1923, 1946 to 1947, and 1962 to 1966. Some estimates of tonnage and grade mined during these periods has been made, however, collectively it is difficult to summarize total ore and grade mined to date. In addition to the main Dios Padre claim, this agreement covers two additional contiguous claims that show good potential for high grade disseminated and vein deposits of silver.

The Dios Padre Silver Mine can be reached via a 25 km gravel road north of highway 16 which is 220 km west of Hermosillo. The mine is located outside the small town of Real de La Trinidad.

Management is very excited by this opportunity to acquire an asset of this potential size and thus will work diligently to close this transaction in a timely manner. The Company's objective is to proceed as rapidly as possible in order to bring the Dios Padre into production.

The purchase of the Dios Padre Silver Mine is subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
Material Change Report

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

If this Report is filed on a confidential basis, state to block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever of this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used by not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 *Definitions*. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Reports so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use the technical terms, explain them in a clear concise manner.

PART 2 CONTINENT OF MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Majestic Resource Corp.
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2. Date of Material Change

December 2, 2004

Item 3. **News Release**

The press release was released on December 2, 2004, through various approved public media with the TSX Venture Exchange, British Columbia, Alberta, and Ontario Securities Commission, Ontario and the Yukon Registrar of Corporations.

Item 4. **Summary of Material Change**

The Company announced it has signed two letter agreements with Mr. Miguel Perez Chavez and Mr. Angel Chaparro for the purchase of the Candamena Mining District, located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

Item 5. **Full Description of Material Change**

See attached press release dated December 2, 2004 for details.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Executive Officer**

Keith Neumeyer, President
(604) 688-3033

Item 9. **Date of Report**

December 3, 2004

E:\FirstM\NewsRelease\Material Change Reports\2004\Dec2.doc

"Keith Neumeyer"
Keith Neumeyer, President

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, BC, Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Web site: www.firstmajestic.com, E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR *December 2, 2004*

Pink Sheets – FMJRF

Acquisition of the Candamena Mining District, Mexico

The Company is pleased to announce that it has signed two letter agreements with Mr. Miguel Perez Chavez and Mr. Angel Chaparro for the purchase of the Candamena Mining District, located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

The Candamena Mining District hosts several highly mineralized areas; the Nuevo Dolores, a volcanic-hosted epithermal gold-silver deposit; the La Blanca, a similar highly prospective area and two old high grade silver-lead-zinc mines, called La Verde and La Prieta which include an old flotation mill and other equipment.

The Nuevo Dolores deposit, also known as the Candamena Deposit, has a number of old shafts and diggings; they are believed to date back two centuries. It is located on the southern rim of the Ocampo Caldera and is similar to other acid-sulphate systems in the district. Previous exploration programs executed in 1996-97 by Manhattan Minerals Corp., included mapping, rock chip sampling and 11,500 meters in 60 diamond drill holes tested only a small part of the property. The historic resource estimate stated at that time by Manhattan was an inferred resource of 6,100,000 tonnes grading 0.905 grams of gold per tonne. They also reported a potential for resources in this deposit of 1,000,000 ounces of gold and 20,000,000 ounces of silver. Readers are however cautioned that this potential quantity and grade is conceptual in nature and that there has not been sufficient exploration to define this estimated mineral resource and it is uncertain if further exploration will confirm this potential mineral resource on the property. The primary focus at that time was the properties gold potential, however, silver appears to play an important role in the future economics of this property as evidenced by drill results analysed by Bonder Clegg and Chemex Labs of Vancouver in 1997; i.e.: Hole 97-CN-96 returned grades of 442 grams per tonnes silver and 0.69 grams per tonne gold over 12 meters from 20 meters to 32 meters in depth; hole 97-CN-3 returned grades of 137 grams per tonnes silver and 1.70 grams per tonne gold over 19 meters from 17 meters to 37 meters in depth. The mineralized structure remains open at depth and to the south and was known to extend off the past property boundaries of which the Company has now acquired rights to the entire district.

The Nuevo Dolores appears to be amenable to open pit mining. It also appears by reviewing historical metallurgical reports the ore responds well to conventional milling and flotation.

The La Blanca represents an area of immediate and high interest. This area has not been explored by modern methods but is clearly similar, geologically and visually to the Nuevo Dolores deposit and appears to be an important area for future development and extension of the main deposit. The old La Verde mine has historic underground mined resources grading 466 grams per tonne silver, 0.13 grams per tonne gold, 4.33% lead and 3% zinc and the La Prieta mine is reported by the vendors as containing similar grades. Further studies of La Verde and La Prieta are required to confirm these grades.

The reader is cautioned that the historic reserve and resource estimates for the Candamena Mining District, including the Nuevo Dolores **(Candamena Deposit),** do not conform to National Instrument 43-101 requirements for reporting reserves and resources. The Company is not treating these historic estimates as current resources. These resource estimates should not be relied upon until they have been verified by further due-diligence and by the Company's 'Qualified Person'.

The Candamena Mining District is clearly similar to a number of other economically important gold-silver mines in the district. The northern part of the Sierra Madre Occidental in Chihuahua and Sonora, host some of the largest volcanic-hosted, epithermal, precious metals mines in Mexico. They all occur at the same general geological horizon, and are all very similar, genetically, geologically, and mineralogically.

The terms of the two Purchase Agreements are as follows: The Company has agreed to pay Mr. Miguel Perez Chavez, a purchase price of US$7,000,000 for the purchase of 4602 hectares including the Nuevo Dolores, La Blanca and La Verde areas, all the assets and the flotation mill located in the property, payable in staged payments over a period of thirty six months. The first payment of US$125,000 has been paid; on the 6th month anniversary an additional payment of US$100,000 is due; on the 12th month anniversary US$250,000; the 18th month anniversary US$500,000; the 24th month anniversary US$850,000; the 30th month anniversary US$1,350,000; and on the 36th month anniversary a final payment of US$3,825,000. In addition a 1% NSR is payable up to a maximum of US$5,000,000.

Furthermore, the Company has agreed to pay Mr. Angel Chaparro Ortiz, a purchase price of US$600,000 for the purchasing of 613 hectares including La Prieta mine, payable in staged payments over a period of thirty six months. The first payment of US$50,000 has been paid; on the 3rd month anniversary a payment of US$50,000 is due; on the 6th month anniversary US$50,000; the 12th month anniversary US$50,000; the 18th month anniversary US$75,000; the 24th month anniversary US$75,000; the 30th month anniversary US$75,000; and on the 36th month anniversary a final payment of US$175,000.

Management is very excited by the opportunity to acquire an additional asset of this potential size and in the same region as the previously announced Dios Padre Silver Mine. The close proximity between the Candamena Mining District and the Dios Padre Silver Mine will allow the company to optimize its man power and resources very effectively. The Company's objective is to proceed as rapidly as possible to confirm previous estimates as reported.

The purchase of the Candamena Mining District is subject to receipt of any necessary regulatory approvals and formal purchase documentation.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File No. 82-34833

RECEIVED
2005 ... CORPORATE ...

FIRST MAJESTIC
RESOURCE CORP


WORLD OF SILVER

1st Quarter Interim Financial Statements – September 30, 2004 Amended and Restated

FIRST MAJESTIC RESOURCE CORP | Suite 1480 – 885 West Georgia Street, Vancouver, BC Canada V6C 3E8
Toll Free 866 529 2807 | Tel 604 688 3033 | Fax 604 601 2010



FIRST MAJESTIC RESOURCE CORP.
MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis of FIRST MAJESTIC RESOURCE CORP. (the "Company") provides analysis of the Company's financial results for the three month period ended September 30, 2004. The following information should be read in conjunction with the accompanying interim financial statements. Additional information on the Company is available on SEDAR at www.sedar.com.

1.1. Date of Report: November 29, 2004

1.2 Overall Performance

Nature of Business and Overall Performance

The Company is engaged in the development and exploration of mineral properties with a primary focus on silver. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "FR".

During the three month ended September 30, 2004 ("First Quarter"), the Company started its initial pre-production stage of the La Parilla Silver Mine ("La Parrilla") located in Mexico. Initial pre-production expenses of $316,130 was incurred and capitalized to the cost of the property. Commercial production at the mine is expected to commence in the second quarter. As of September 30, 2004, the Company had incurred acquisition and development costs of $2,838,032 and $2,112,671 for building and mine equipment in respect to the La Parrilla.

The Company incurred exploration expenditures of $256,827 on the Niko Silver Project in Mexico during the First Quarter. As of September 30, 2004 the Company had incurred $608,970 in respect of this property. The Company is currently reviewing the exploration data on this property to determine the best course of action.

In the First Quarter, the Company incurred exploration expenditures of $55,312 in respect of the Chalchihuites Group of Properties. The Company has completed initial geological studies and intends to continue the due-diligence exploration program.

1.3 Results of Operations For The Three Month Period Ended September 30, 2004

The Company incurred a loss of $329,515 for the First Quarter compared to $27,442 for the same period last year. This is significantly higher than the same period last year mainly due to an increase in business activities of the Company.

During the First Quarter, the Company incurred $39,215 (2003 - $Nil) for management services provided by a company controlled by the President of the Company and $46,416 (2003 - $Nil) for professional services provided by certain directors. The Company incurred costs totalling $17,772 (2003 - $Nil) in salaries and benefits as a result of additional staff in the Company's corporate office.

The Company incurred costs for corporate development and communication consisting of annual report, brochures, design and postage totalling $157,373 (2003 - $Nil) and $28,535 (2003 - $Nil) for printing.

Interest income for the First Quarter was $45,099 (2003 - $Nil), the increase being attributable to much higher cash balances invested during the First Quarter.

Cash decreased during the First Quarter by $1,825,082 as compared to an increase of $340,091 in 2003. Operating activities in the First Quarter used cash of $1,203,757 (2003 - $123,842). In the First Quarter, cash flows for investing activities totaled $669,925 (2003 - $5,000) comprised of acquisition of plant and equipment and expenditures on mineral property interests. Financing activities for the First Quarter raised $78,600 (2003 - $Nil) by the issuance of capital stock for warrants and stock options exercised.

The Company has the following mineral property interests:

a) La Parrilla Silver Mine, Mexico

On May 12th, 2004 the Company acquired the La Parrilla from Mineral Santa Maria, S.A. de C.V. and Jose Antonio Gamiz Quiñones Mina Los Rosarios, S.A. de C.V., 65kms south-east of the city of Durango. The purchase included all properties, assets and equipment and all mining concessions consisting of 280 hectares.

The Company agreed to pay a purchase price of US$3,000,000 for the La Parrilla as follows:

Upon closing: May 12, 2004	US$ 1,000,000
July 16th 2004	US$ 500,000
October 16th 2004	US$ 500,000
Final payment: April 16th 2005	US$ 1,000,000

All payments due have been made to date.

In July 2004 La Parrilla began its initial pre-production stage, which began operations at 180 tpd. During this initial stage, the Company processed above ground stockpiles, which remained on site from prior mining operations. During the First Quarter, a total of 10,009 tonnes were fed to the mill for test purposes in order to evaluate the general conditions of

the mill and actual capacities. The processed ore had an average grade of 239.5 g/t of silver and .2g/t of gold. Recoveries ranged from 27% in July, 17.44% in August and 61% in September. Recoveries were affected by the leaching time in the cyanidation process. A decision of temporarily reducing the tonnage feed to the mill was implemented and an investment for the installation of five additional tanks was made in order to increase the leaching time from 36 hours to 72 hours. This improvement, which is anticipated to take effect in the third quarter, is anticipated to increase recoveries to 80%. The mill will then have an installed capacity of 200 tpd. Further modifications are planned for in the third and forth quarters anticipated to increase capacity to 400tpd; 200tpd in the cyanidation circuit and 200tpd in the flotation circuit.

The above ground stockpiles of ore presently being processed were estimated at 20,320 tonnes. During the First Quarter, a total of 10,009 tonnes were processed at the mill, leaving 10,311 tonnes remaining. These stockpiles will be used in the next two quarters combined with production from the La Parrilla and other ore stocks that are located on the Chalchihuites Group of Properties.

During the First Quarter, a total of 33,466 ounces of equivalent silver was recovered and sent to the smelter. An amount of $316,130, representing pre-production costs, net of related revenue were incurred during this stage and had been capitalized. Details of such costs were as follows:

Production wages and benefits	$ 12,327
Contract labor	123,338
Material	97,658
Power and utilities	43,319
Production overhead	39,488
Related revenue (see Note below)	Nil
Total pre-production cost	$ 316,130

No revenue had been recorded because the final settlements at the smelting had not been fully completed at the end of the First Quarter. The final settlements of these shipments to the smelting were fully completed subsequent to September 30, 2004 and the Company realized revenues in the amount of $237,760, which will be offset against pre-production costs and recorded in the second quarter.

During the First Quarter, digital topographic maps and geological mapping was completed. An underground development program was initiated in Level 0, changing the initial plan of developing Level 8 as it was determined conditions were unsafe in Level 1 which, has now been cleaned and supported. As a result, underground diamond drilling did not commence. Further development of Level`s 8 and 9 are required, and, a diamond drill development program from surface is anticipated once the objectives are determined. Furthermore, an evaluation is being conducted at the Los Rosarios and La Rosa veins in the Oxides areas in which ore was left without mining. The Company will continue evaluating ore resources for future mining and production.

The baseline environmental studies were conducted and the socio-economic studies are pending.

Underground mining activities had not commenced as at the date of this report. Rehabilitation and access to oxide ore zones will be executed in the second quarter.

b) Chalchihuites Group of Properties, Mexico

On June 8th 2004, the Company entered into an option agreement to acquire five mining concessions and one mining exploration concession comprising 88 hectares located in the Chalchihuites Mining District in Zacatecas State in Mexico, 60 km from La Parrilla. The purchase consideration is US$4,000,000 payable over a three year period to June 8, 2007 and the Company is required to incur US$500,000 of expenditures on the property over the same three year period.

In March 2004, the Company entered into 6 additional option agreements for the acquisition of additional concessions comprising 195 hectares in the Chalchihuites area. The purchase consideration is US$1,425,000 over a 3 year period and the Company is required to incur US$500,000 of expenditures on the property over a 3 year period.

On July 7th, 2004, the company entered into an option agreement to acquire ten additional concessions comprising 204 hectares adjoining the north-western boundary of the land package. The purchase consideration is US$1,650,000 over a 3 year period.

A finder's fee in the aggregate of US$303,750 is payable to a director of the Company upon final payment for the purchase of the properties.

This 487 hectare contiguous land package contains four previously operated mines, namely; the Perseverancia Silver Mine, the Magistral Mine the Esmeralda Mine and the San Juan Mine.

The properties host silver, gold, copper, lead and zinc mineralization with a good potential for near term silver production, which could be processed at the La Parrilla. The properties have historic silver-lead-zinc and copper-gold production with extensive underground workings. The properties host potential for manto style silver-lead-zinc replacement type ore bodies, chimney type gold-silver-lead-zinc-copper ore bodies and silver vein type ore bodies, which represent significant exploration potential.

Since entering into these agreements, a crew has been mapping and collecting rock samples from underground workings within the different mines and within other drifts on the property. Eleven kilometres of grid lines have been established where a systematic soil geochemical sampling program was completed.

During the Second Quarter, a detailed geophysics survey will be conducted and is expected to be completed by the end of the third quarter.

c) Niko Silver Project, Mexico

On August 12, 2003 the Company entered into an option agreement with JABA Explorations Inc. to acquire up to 80% of the Niko Silver Project in Chihuahua, Mexico. The option required the Company to spend US$900,000 over a four year period, which included US$150,000 to be spent prior to December 31, 2003, which was later extended to March 31st, 2004 and an additional US$260,000 on property payments over the following seven years to acquire a 70% interest. In order to acquire the additional 10% interest, the Company is required to complete a bankable feasibility study.

The Company issued 200,000 common shares to JABA and paid CDN$5000. In addition, the Company agreed to issue to JABA 150,000 common shares on each anniversary up until a bankable feasibility is completed, assuming the Company continues with the option. A further payment of CDN$5,000 was paid to JABA on November 1, 2003.

A geochemical and geophysical field program consisting of 9.5 km of lines commenced in October 2003. Due to encouraging results, a follow-up detailed geophysical and geochemical surveys commenced in February 2004. These surveys outlined 10 drill targets based on resistivity lows and/or anomalous silver geochemistry. Initially, a 2,000 meter drilling program was planned to test four of the highest priority targets. Drilling commenced in June 2004. A total of 6 holes were completed and no significant metal values were discovered.

During the First Quarter, further exploration work was conducted at a cost of $256,827. The Company is undertaking a detailed evaluation of the results and will be reviewing its options.

The Company is required to spend US$350,000 prior to December 31st, 2004 to maintain the option in good standing. At September 30, 2004, the Company had incurred exploration expenditures of $609,970 and the option is in good standing at date of this report.

d) Platino Porphyry Project, Argentina

On October 21, 2003 the Company entered into an agreement with JABA Exploration Inc. to acquire up to an 80% interest in the Platino Porphyry Project consisting of 30,000 hectares in the Chubut Province, Patagonia, Argentina.

Under the terms of the agreement the Company can earn up to an 80% interest in the Platino Porphyry Project by spending US$3,000,000 on exploration over the following four years and complete a bankable feasibility study within the following five years and

by spending an additional US$100,000 each year. The agreement includes a minimum work program of US$150,000 to be spent prior to March 31, 2004, which was subsequently amended to December 31st, 2004.

First Majestic paid JABA CDN$5,000 and issued 100,000 common shares. In addition the Company agreed to issue an additional 200,000 common shares upon the first anniversary and 250,000 common shares upon the second anniversary and 300,000 common shares upon the third anniversary and 100,000 common shares each anniversary afterward until a bankable feasibility is completed assuming the Company continues with the option.

Field crews were mobilized in May 2004 for the purpose of completing high resolution imagery, geological mapping and analysis of the alteration and leached capping mapping was completed in September 2004.

No further exploration work was incurred in the First Quarter. The Company is presently reviewing and interpreting data with its joint venture partner to determine the future of this project.

1.4 Summary of Quarterly Results

The selected information set out below has been gathered from quarterly financial statements for the previous eight quarters:

	2005		**2004**				**2003**	
	Q1	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**
	$	**$**	**$**	**$**	**$**	**$**	**$**	**$**
Net Sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(329,515)	(974,174)	(569,830)	(86,770)	(27,442)	(479,916)	(13,765)	(22,953)
Basic and diluted net loss per common share	(0.02)	(0.09)	(0.05)	(0.01)	(0.00)	(0.08)	(0.00)	(0.00)

As at September 30th, 2004, the Company had not commenced commercial production on any of its mineral properties and there were no sales for each of the last eight periods. During the second quarter, the Company commenced commercial production at the La Parilla.

The Company's recorded net loss for each of the last eight quarters has fluctuated. In the Q4 of 2003, the Company recorded an amount of $391,324 as a write down of the Wekusko Lake Properties because the agreement to purchase was terminated. In Q3 of 2004, the Company recorded an amount of $277,100 for stock-based compensation expense. In Q4 for 2004, the Company recorded an amount of $655,300 for stock-based compensation expense.

1.5 Liquidity and Capital Resources

At September 30, 2004, the Company had working capital of $6,313,776 and a cash and cash equivalents balance of $7,904,002 as compared to June 30, 2004 working capital of $7,202,808 and cash balance of $9,729,084. The cash and cash equivalents are earmarked for the development of mineral properties and invested in highly liquid short-term investments with an initial maturity of eight months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations.

During the First Quarter, the Company incurred $628,269 in respect of expenditures on mineral property interest.

During the First Quarter, the Company issued 312,000 shares on the exercise of warrants for proceeds of $91,100.

The Company's continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing, has very long and supportive shareholders and strongly believes its existing properties and the recently acquired La Parrilla will serve to attract investors and enhance shareholder value.

The Company's primary capital assets are mineral property interest. All of the Company's mineral property agreements are non-binding. To maintain its interest in the properties, the Company is required to incur various amounts in development and exploration costs by certain dates as outlined in Part 1.3 above.

1.6 Off-Balance Sheet Arrangements

At September 30, 2004, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.7 Transactions with Related Parties

During the First Quarter, an amount of $39,215 (2002 - $Nil) was paid to a company controlled by the President of the Company for management services in respect of day-to-day operations and business of the Company.

During the First Quarter, the Company paid fees in the amount of $7,200 (2003 - $Nil) to a company controlled by a director of the Company for geological and technical services rendered.

During the First Quarter, the Company paid fees in the amount of $39,216 (2003 - $Nil) to a director of the Company for managing the mining operations of the Company in Mexico.

1.8 Proposed Transactions

There are currently no material transactions being pursued or negotiated by the Company except for the proposed acquisition of the Dios Padre Silver Mine, Mexico.

The Company signed a Letter Agreement with Exploraciones El Rey, S. A. de C.V. and B. J. Kennemur for the purchase of the Dios Padre Silver Mine located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 285 hectares.

The Company has agreed to pay a purchase price of US$6,500,000 for the Dios Padre Silver Mine payable over a period of thirty-six months. In addition, the Company has agreed to issue 500,000 common shares to the vendors. A final due-diligence program is expected to be completed in the fourth quarter. All the legal formalities and formal documentation is anticipated to be completed within the same time frame. An initial payment of US$300,000 has been paid. The payment schedule is as follows; Upon completion of final due-diligence and regulatory approvals, closing will take place and a payment of US$450,000 and issuance of 500,000 common shares will be paid; 6th month anniversary US$500,000; 12th month anniversary US$500,000; 18th month anniversary US$500,000; 24th anniversary US$1,000,000; 30th month anniversary US$1,250,000; and on the 36th a final payment of US$2,000,000. In addition, the Company has agreed to issue to the vendors an additional 500,000 common shares if an independent technical report from a qualified international recognized engineering or geological consulting firm confirms that the proven, probable or indicated reserves contained within the Dios Padre concessions exceeds 50,000,000 ounces of silver.

The Dios Padre is a high grade epithermal silver-lead deposit with limited production data. Reports supplied to the Company from the vendor state mining commenced in the 17th century and continued very intermittently from 1860 to 1910, 1923, 1946 to 1947, and 1962 to 1966. This agreement also covers two additional contiguous claims that show good potential for high grade disseminated and vein deposits of silver.

The Dios Padre Silver Mine can be reached via a 25 km gravel road north of highway 16, which is 220 km west of Hermosillo. The mine is located outside the small town of Real de La Trinidad.

The purchase of the Dios Padre Silver Mine is subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation.

1.9 Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company's existing accounting policies.

1.10 Financial Instruments and Other Risks

The Company's financial instruments consist of cash and cash equivalents, amounts receivable and advances, accounts payable accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting business, the principal risks and uncertainties faced by the Company centre on development of its mineral properties, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate wildly and are affected by many factors outside of the Company's control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its development and exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.12 Outstanding share data:

At the date of this report the Company has 22,011,735 issued and outstanding common shares.

FIRST MAJESTIC RESOURCE CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

SEPTEMBER 30, 2004 AND 2003

(Unaudited – Prepared by Management)

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of First Majestic Resource Corp. for the three months ended September 30, 2004 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

FIRST MAJESTIC RESOURCE CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	September 30, 2004 $	June 30, 2004 $ *(Unaudited)*
ASSETS		
CURRENT		
Cash and cash equivalents	7,904,002	9,729,084
Amounts receivable and advances	973,138	614,087
	8,877,140	10,343,171
MINERAL PROPERTY INTERESTS (Note 3)	3,814,226	3,185,957
PLANT AND EQUIPMENT (Note 4)	2,148,800	2,078,397
	14,840,166	15,607,525
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	2,563,364	3,140,363
PROVISION FOR RECLAMATION LIABILITIES	166,720	134,040
	2,730,084	3,274,403
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	21,659,906	21,568,806
CONTRIBUTED SURPLUS	960,912	933,037
WARRANT EXERCISES RECEIVED	-	12,500
DEFICIT	(10,510,736)	(10,181,221)
	12,110,082	12,333,122
	14,840,166	15,607,525

SUBSEQUENT EVENTS (Note 14)

APPROVED ON BEHALF OF THE BOARD

Director "Keith Neumeyer"

Director "Paul Matysek"

The accompanying notes form an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

	Three Months Ended September 30,	
	2004 $	2003 $
EXPENSES		
Accounting and administrative services	650	5,500
Audit	3,000	-
Corporate development	157,373	-
Depreciation	1,253	-
Investor relations	11,250	-
Legal	24,435	5,518
Management fees	39,215	-
Office	19,541	1,265
Printing	28,535	-
Professional fees	57,585	11,000
Regulatory	1,696	2,642
Rent	10,155	-
Salaries and benefits	17,772	-
Shareholder costs	2,356	-
Stock based compensation	27,875	-
Transfer agent fees	1,853	736
Travel	5,697	181
Website	1,410	600
	411,651	27,442
LOSS BEFORE OTHER ITEMS	(411,651)	(27,442)
OTHER ITEMS		
Interest income	45,099	-
Reclamation	(32,680)	-
Foreign exchange	69,717	-
	82,136	-
LOSS FOR THE PERIOD	(329,515)	(27,442)
DEFICIT - BEGINNING OF PERIOD	(10,181,221)	(8,523,005)
DEFICIT - END OF PERIOD	(10,510,736)	(8,550,447)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.02)	$(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	21,537,724	5,812,846

The accompanying notes form an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	For the Three Months Ended September 30,	
	2004 $	2003 $
CASH PROVIDED FROM (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	(329,515)	(27,442)
Adjustment for items not affecting cash		
Depreciation	1,253	-
Reclamation	32,680	-
Stock based compensation	27,875	-
	(267,707)	(27,442)
Net change in non-cash working capital items		
(Increase) decrease in amounts receivable and advances	(359,051)	(663)
(Decrease) increase in accounts payable and accrued liabilities	(576,999)	(95,737)
	(1,203,757)	(123,842)
INVESTING ACTIVITIES		
Additions to plant and equipment	(71,656)	-
Expenditures on mineral property interest	(628,269)	(5,000)
Proceeds from government grant on mineral property expenditures	-	28,133
	(699,925)	23,133
FINANCING ACTIVITIES		
Share subscriptions received	-	440,800
Issuance of common shares	78,600	-
	78,600	440,800
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,825,082)	340,091
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	9,729,084	9,411
CASH AND CASH EQUIVALENTS - END OF PERIOD	7,904,002	349,502
CASH AND CASH EQUIVALENTS COMPRISED OF:		
Cash	1,904,002	349,502
Term Deposits	6,000,000	-
	7,904,002	349,502

The accompanying notes form an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

	Mexico			Argentina	Total
	Niko Silver Project $	La Parilla Project $	Chalchihuites Group Project $	Platino Porphyry Project $	$
BALANCE - BEGINNING OF PERIOD	352,143	2,521,902	155,163	156,749	3,185,957
EXPENDITURES DURING THE PERIOD					
Assaying	17,585	-	-	-	17,585
Consulting	14,438	-	55,312	-	69,750
Drafting	9,800	-	-	-	9,800
Drilling	156,983	-	-	-	156,983
Field office	5,313	-	-	-	5,313
Field supplies	9,757	-	-	-	9,757
Geological	7,266	-	-	-	7,266
Lease payments	4,902	-	-	-	4,902
Management fees	23,353	-	-	-	23,353
Mine development costs	-	316,130	-	-	316,130
Travel	965	-	-	-	965
Vehicles	6,465	-	-	-	6,465
	256,827	316,130	55,312	-	628,269
BALANCE - END OF PERIOD	608,970	2,838,032	210,475	156,749	3,814,226

FIRST MAJESTIC RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

(Unaudited – Prepared by Management)

1. NATURE OF OPERATIONS

First Majestic Resource Corp. (the "Company") is in the business of acquiring, exploring, evaluating and developing its mineral properties in Mexico. During the three months ended September 30, 2004, the Company has been focused in the development and pre-production activities at its La Parilla Silver Mine. Subsequent to September 30, 2004, the Company achieved commercial production. The amounts shown as mineral property interests represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been property prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

3. MINERAL PROPERTY INTERESTS

Expenditures incurred on mineral property interests are as follows:

	September 30, 2004			June 30, 2004		
	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $
Mexico						
La Parilla	2,457,687	380,345	2,838,032	2,457,687	64,215	2,521,902
Chalchihuites	137,488	72,987	210,475	137,488	17,675	155,163
Niko	85,935	523,035	608,970	85,935	266,208	352,143
Argentina						
Platino	76,000	80,749	156,749	76,000	80,749	156,749
	2,757,110	1,057,116	3,814,226	2,757,110	428,847	3,185,957

a) La Parilla Silver Mine, Mexico

On January 9, 2004, the Company entered into a purchase agreement, with parties who are at arms length to the Company, to acquire the La Parrilla Silver Mine, located approximately 65 kilometres south-east of the city of Durango, Mexico. The acquisition includes all mining properties, assets and equipment, including a processing mill, and mining concessions covering an area of 280 hectares. The purchase price is US $3 million payable over a twelve month period as follows:

3. **MINERAL PROPERTY INTERESTS** (continued)

US $	Date
1,000,000	On closing (paid)
500,000	July 16, 2004 (paid)
500,000	October 16, 2004 (paid on October 16, 2004)
1,000,000	April 16, 2005
3,000,000	

The Company has completed its due diligence and received regulatory approval to complete the purchase. Closing of the purchase occurred on May 12, 2004 and the Company made the initial US $1 million payment. Also, a finder's fee of US $182,500 was paid to a director of the Company.

b) Chalchihuites Group Properties

Perseverancia and Other Properties

On June 8, 2004, the Company entered into an option agreement to purchase 5 mining concessions and one mining exploration concession located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate of US $4,000,000 payable over a three year period to June 8, 2007 and incurring a total of US $500,000 of expenditures on the property over the same three year period, of which US $150,000 is to be spent within six months of the date of the agreement.

In March, 2004, the Company entered into 6 option agreements for the acquisition of additional mining concessions comprising approximately 195 hectares in the Chalchihuites area for a total purchase price of US $1,425,000 payable over a 3 year period and incurring a combined US $500,000 of expenditures on the properties over a 3 year period.

A finder's fee in the aggregate of US$303,750 is payable to a director of the Company, only in the event that all of the options are exercised. The fee will be calculated and paid in stages based upon the total amount of the option payments made on the Perseverancia and other properties.

c) Niko Silver Project, Mexico

On August 7, 2003, as amended December 28, 2003, the Company entered into an agreement with JABA Exploration Inc. ("JABA"), a public company trading on the TSX Venture Exchange ("TSXV"), to earn an 80% interest in four mineral concessions (the "Niko Silver Project") located in Chihuahua State, Mexico. During the year ended June 30, 2004 the Company issued 200,000 common shares valued at $0.28 per share, to JABA. In addition the Company is required to:

i) keep the Niko Silver Project in good standing, which includes payment of annual taxes and timely completion and submittal of all reporting requirements;

3. **MINERAL PROPERTY INTERESTS** (continued)

ii) commit to work expenditures and making property payments to the underlying property owners as follows:

Work Expenditures

US $	
350,000	on or before December 31, 2004
250,000	on or before December 31, 2005
300,000	on or before December 31, 2006
900,000	

Property Payments

US $	
15,000	on or before January 01, 2004 (Paid)
20,000	on or before January 01, 2005
25,000	on or before January 01, 2006
50,000	on or before January 01, 2007
50,000	on or before January 01, 2008
100,000	on or before January 01, 2009

Greater of 2% net smelter return or US $100,000 on January 1, 2010 and each year thereafter

iii) issue 150,000 shares on every anniversary beginning September 12, 2004 (deadline extended pending the completion of an evaluation of results), until a bankable feasibility is completed; and

iv) the Company will have earned a 70% interest after completing the US $900,000 work program and as long as it makes annual property payments. The Company can earn an additional 10% interest to 80% by completing a bankable feasibility study.

The underlying property owner retains a 2% NSR on all metals produced on the Niko Silver Project. The Company has the right to purchase the 2% NSR by paying the owner US $6,000,000 within the next seven years. JABA also has the option of being the operator in years one and two.

If JABA elects not to pay it's 20% share to put the Company's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

d) Platino Porphyry Project, Argentina

On October 17, 2003, the Company entered into an option agreement, with JABA whereby the Company can earn up to an 80% interest in three mineral concessions (the "Platino Porphyry Project") located in Chubut Province, Argentina.

3. **MINERAL PROPERTY INTERESTS** (continued)

To earn an initial 60% interest the Company must:

i) keep the Platino Porphyry Project in good standing;

ii) commit to a total of US $3 million of work programs over four years to December 15, 2007; and

iii) pay JABA $5,000 (paid) and issue a total of 850,000 (100,000 shares issued, valued at $0.71 per share) common shares of the Company over three years.

The Company may earn an additional 20% interest by completion of a bankable feasibility study within five years of the completion of the work programs and by issuing 100,000 common shares annually and committing to a minimum US $100,000 work program.

4. **PLANT AND EQUIPMENT**

	September 30, 2004			June 30, 2004		
	Costs $	Accumulated Depreciation $	Net Book Value $	Cost $	Accumulated Depreciation $	Net Book Value $
Building and mine equipment	2,112,671	-	2,112,671	2,067,997	-	2,067,997
Office equipment	38,537	2,408	36,129	11,555	1,155	10,400
	2,151,208	2,408	2,148,800	2,079,552	1,155	2,078,397

5. **SHARE CAPITAL**

Authorized - unlimited common shares without par value

Issued -	September 30, 2004		June 30, 2004	
	Shares	$	Shares	$
Balance- beginning of period	21,381,235	21,568,806	5,781,735	8,435,477
Issued during the period				
For cash:				
Private placements	-	-	11,000,000	12,200,000
Exercise of options	-	-	135,000	47,250
Exercise of warrants	312,000	91,100	4,034,500	1,075,350
For mineral properties	-	-	300,000	127,000
For finder's fee	-	-	130,000	-
	312,000	91,100	15,599,500	13,449,600
Less share issue costs	-	-	-	(316,271)
	312,000	91,100	15,599,500	13,133,329
Balance - end of period	21,693,235	21,659,906	21,381,235	21,568,806

5. **SHARE CAPITAL** (continued)

a) The following table summarizes the stock options outstanding and exercisable at September 30, 2004:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date
0.35	340,000	340,000	May 22, 2005
0.76	190,000	100,000	November 24,2005
0.60	200,000	200,000	October 23, 2006
2.25	100,000	62,500	April 1, 2006
1.80	160,000	115,000	June 21, 2006
1.42	250,000	250,000	February 10, 2007
2.25	150,000	150,000	April 1, 2007
1.80	360,000	360,000	June 21, 2007
	1,750,000	1,577,500	

c) As at September 30, 2004, the Company had outstanding warrants issued pursuant to private placements and agents warrants which may be exercised to purchase 5,503,500 shares. The warrants expire at various times until May 6, 2006 and may be exercised at prices ranging from $0.30 per share to $2.05 per share.

A summary of changes of the Company's warrants for the three months ended September 30, 2004 is as follows:

	Number of Shares
Balance, beginning of period	5,815,500
Exercised	(312,000)
Balance, end of period	5,503,500

6. **RELATED PARTY TRANSACTIONS**

During the three months ended September 30, 2004, the Company incurred $85,631 for management and professional services provided by a company controlled by the President of the Company and by certain directors.

7. **OFFICE LEASE**

Effective June 14, 2004, the Company entered into an office lease agreement with a non-related third party. The lease is for a minimum period of thirteen months at a rate of $10,000 per month, effective July 1, 2004, of which the Company's portion is $5,700 per month. The Company is also subleasing to two non-related third parties for $3,300 per month and to JABA for $1,000 per month.

8. SEGMENTED INFORMATION

The Company's mineral properties are located in Mexico and Argentina and its corporate assets are located in Canada. As at September 30, 2004, the Company was in the development stage and, accordingly, had no reportable segment revenues or operating revenues during the three months ended September 30, 2004.

	Corporate Canada $	Mineral Operations Mexico $	Mineral Operations Argentina $	Total $
Current assets	8,019,468	857,672	-	8,877,140
Mineral property interests	-	3,657,477	156,749	3,814,226
Plant and equipment	36,129	2,112,671	-	2,148,800
	8,055,597	6,627,820	156,749	14,840,166

9. FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, amounts receivable and advances, and accounts payable and accrued liabilities approximate fair values due to the short term to maturity of the instruments.

The Company is not subject to significant currency, interest rate and credit risks arising from these instruments.

10. CONTINGENT LIABILITIES

In February, 2004, an action was commenced against the Company by the optionors of the Wekusko Property whereby the optionors are seeking an amount of $43,500, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share.

The Company has commenced an action against the optionors for damages and other relief.

11. SUBSEQUENT EVENT

Subsequent to September 30, 2004, the Company issued 268,500 common shares pursuant to the exercise of warrants for proceeds of $158,050.

File No. 82-34833

FIRST MAJESTIC
RESOURCE CORP


WORLD OF SILVER

Second Quarter Interim Financial Statements – December 31, 2004

FIRST MAJESTIC RESOURCE CORP | Suite 1480 – 885 West Georgia Street, Vancouver, BC Canada V6C 3E8
Toll Free 866 529 2807 | Tel 604 688 3033 | Fax 604 601 2010



FIRST MAJESTIC RESOURCE CORP.
MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis of FIRST MAJESTIC RESOURCE CORP. (the "Company") provides analysis of the Company's financial results for the three month period ended December 31, 2004. The following information should be read in conjunction with the accompanying interim financial statements. Additional information on the Company is available on SEDAR at www.sedar.com.

1.1. Date of Report: February 14, 2005

1.2 Overall Performance

Nature of Business and Overall Performance

The Company is engaged in the production, development and exploration of mineral properties with a primary focus on silver. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "FR".

During the three month period ended December 31, 2004 ("Second Quarter"), the Company commenced commercial production of the La Parrilla Silver Mine ("La Parrilla") located in Mexico.

During the Second Quarter the Company acquired interests in the Dios Padre Silver Mine and the Candamena Mining District

1.3 Results of Operations for the Three Month Period Ended December 31, 2004

During the Second Quarter, the Company incurred a loss of $1,649,447, or $0.08 per common share, compared to $86,770 for the same period last year. The loss is mainly attributable to the write-off of mineral properties abandoned during the Second Quarter amounting to $1,019,602.

During the Second Quarter revenues amounted to $439,972 and production costs were $419,839, resulting in a profit of $20,133.

Loss from operations for the Second Quarter amounted to $666,623 compared to $86,770 for the same period last year. The increase in loss is mainly due to increase in stock-based compensation of $293,125 (2003 – NIL), corporate development expenditures of $73,810 (2003 - $16,261), printing and stationery of $32,493 (2003 – NIL), management fees $36,621 (2003 - $10,500), professional fees of $33,828 (2003 – NIL) and salaries and benefits of $25,439 (2003 – NIL).

Interest income for the Second Quarter was $36,766 (2003 - $Nil), the increase being attributable to much higher cash balances invested during the Second Quarter.

Cash decreased during the Second Quarter by $2,237,186 as compared to an increase of $152,877 in 2003. Operating activities in the Second Quarter used cash of $1,230,341 (2003 - $81,515). In the Second Quarter, cash flows for investing activities totaled $1,214,895 (2003 - $73,503) comprised of acquisition of plant and equipment and expenditures on mineral property interests. Financing activities for the Second Quarter raised $208,050 (2003 - $307,895) by the issuance of capital stock for warrants and stock options exercised.

The Company has the following mineral property interests:

a) La Parrilla Silver Mine

On May 12th, 2004 the Company acquired the La Parrilla Silver Mine, which is 65kms south-east of the city of Durango. The purchase included all properties, assets and equipment and all mining concessions consisting of 280 hectares.

The Company agreed to pay a purchase price of US$3,000,000 for the La Parrilla as follows:

Upon closing: May 12, 2004	US$ 1,000,000
July 16th 2004	US$ 500,000
October 16th 2004	US$ 500,000
Final payment: April 16th 2005	US$ 1,000,000

All payments due have been made to date.

In July 2004, La Parrilla began its initial pre-production stage, which began operations at 180 tpd. During this initial stage, the Company processed above ground stockpiles, which remained on site from prior mining operations. Pre-production costs, net of related revenue during this period were capitalized and deferred.

During the Second Quarter, a total of 7,500 tonnes from stockpiles were fed to the mill, leaving a balance of 3,000 tonnes for future feed to the mill. Two additional stopes had been prepared in order to be ready for production during the third and fourth quarter.

Another 3,148 tonnes of ore was purchased and fed to the mill, making a total of 10,648 tonnes processed. . The processed ore had an average grade of 254 gpt of silver and 1.3 gpt of gold. Recoveries were in the range of 55 %. A total of 58,000 ounces of equivalent silver was recovered and sent to the smelter during the Second Quarter.

During the Second Quarter, production continued at the cyanidation mill at a reduced capacity of 130tpd in order to improve the recoveries due to the lack of leaching time

capacity. At the same time, construction of 5 leaching tanks was under way and at the end of the second quarter, 75% of the construction project was completed. It is expected that 2 of the new tanks to be in operation by January 2005 and the other 3 in February 2005. The objective of these tanks is to improve recoveries to the range of 80%.

Further modifications are planned for in the third and fourth quarters. This should increase the capacity to 400 tpd; 200 tpd in the cyanidation circuit and 200 in the flotation circuit.

In the Second Quarter, the Company incurred development costs of $113,197 to implement its Phase I of exploration for the La Parrilla silver mine on the first prospective area at the Los Rosarios Vein. During this period, approximately 200 meters of ramp access plus raises, crosscuts and other related development had been completed in order to prepare the Los Rosarios Oxide Zone for production in January 2005.

By the end of December 2004, silver mineralization had been outlined by underground sampling at the San Carlos (Level 0) 20 meters above the Level 1. This mineralization is the continuation of the lower level stopes and returned an average grade of 235 gpt of silver and .2 gpt gold in an average of 2 meter horizontal width along a 65 meter strike length. The potential for this area is open to the South East of the Los Rosarios Vein. The Los Rosarios at the San Carlos Level is currently producing 50 to 100 tonnes per day of 235 gpt to the cyanidation plant.

At Level 1 (Main Haulage Level), the support and rehabilitation works continued. The Diamond drill and development works at the lower 8 and 9 levels are programmed for the fourth quarter.

The evaluation and exploration at La Rosa area, which is an outcrop of the Los Rosarios Vein, indicated very good values ranging from 350 up to 1150 gpt of silver. The Company has started an exploration ramp at a cost of $15,032 with the purpose of outlining additional mineable resources in this zone and preparing them for production in the near future. During the month of December a total of 110 meters of ramp were developed in the vein. The average grade on face samples was 308 gpt of silver. A systematic sampling and assays by a certified lab will be executed during the third quarter in order to evaluate the mineral resources of this area. So far, the horizontal width of the vein is in the range of 3.5 meters.

Exploration works were initiated at the San Marcos Mine, which is located within the property boundaries. 200 meters of ramp were cleaned and access to the old stopes was reached for sampling and planning for future development.

b) Chalchihuites Group of Properties ("Chalchihuites")

On June 8th 2004, the Company entered into an option agreement to acquire five mining concessions and one mining exploration concession comprising 88 hectares located in the

Chalchihuites Mining District in Zacatecas State in Mexico, 60 km from La Parrilla. The purchase consideration is US$4,000,000 payable over a three period to June 8, 2007 and the Company is required to incur US$500,000 of expenditures on the property over the same three year period.

In March 2004, the Company entered into 7 additional option agreements for the acquisition of additional concessions comprising 195 hectares in the Chalchihuites area. The purchase consideration is US$1,500,000 over a 3-year period and the Company is required to incur US$500,000 of expenditures on the property over a 3-year period.

On July 7th, 2004, the company entered into an option agreement to acquire ten additional concessions comprising 204 hectares adjoining the north-western boundary of the land package. The purchase consideration is US$1,650,000 over a 3 year period.

A finder's fee in the aggregate of US$303,750 is payable to a director of the Company upon final payment for the purchase of the properties.

This 487 hectare contiguous land package contains four previously operated mines, namely; the Perseverancia Silver Mine, the Magistral Mine the Esmeralda Mine and the San Juan Mine.

The properties host silver, gold, copper, lead and zinc mineralization with a good potential for near term silver production, which could be processed at the La Parrilla. The properties have historic silver-lead-zinc and copper-gold production with extensive underground workings. The properties host potential for manto style silver-lead-zinc replacement type ore bodies, chimney type gold-silver-lead-zinc-copper ore bodies and silver vein type ore bodies, which represent significant exploration potential.

During the Second Quarter, a geophysics survey along the eleven kilometers of grid lines has been initiated and it is expected to be completed by January 2005. After this program is completed and the results are obtained, a definition of targets based on the geochemistry and geophysics programs will be obtained and a Diamond Drill program will be conducted during the third and fourth quarters.

c) Dios Padre Silver Mine

On November 18, 2004, the Company signed a Letter Agreement (amended on December 17, 2004) with Exploraciones El Rey, S. A. de C.V. and B. J. Kennemur for the purchase of the Dios Padre Silver Mine ("Dios Padre") located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 285 hectares.

The Company has agreed to pay a purchase price of US$6,520,000 payable as follows:

Initial deposit	400,000 (paid)
Upon Closing	410,000
6th month anniversary	460,000
12th month anniversary	500,000
18th month anniversary	500,000
24th month anniversary	1,000.000
30th month anniversary	1,250,000
36th month anniversary	2,000,000

The Company is required to issue 500,000 common shares to the vendors upon closing. In addition, the Company has agreed to issue to the vendors an additional 500,000 common shares if an independent technical report from a qualified international recognized engineering or geological consulting firm confirms that the proven, probable or indicated reserves contained within the Dios Padre concessions exceeds 50,000,000 ounces of silver.

The purchase of the Dios Padre Silver Mine is subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation. A final due-diligence program is expected to be completed in the fourth quarter. All the legal formalities and formal documentation is anticipated to be completed within the same time frame

The Dios Padre is a high-grade epithermal silver-lead deposit with limited production data. Reports supplied to the Company from the vendor state mining commenced in the 17th century and continued very intermittently from 1860 to 1910, 1923, 1946 to 1947, and 1962 to 1966. Some estimates of tonnage and grade mined during these periods has been made, however, collectively it is difficult to summarize total ore and grade mined to date. In addition to the main Dios Padre claim, this agreement covers two additional contiguous claims that show good potential for high grade disseminated and vein deposits of silver.

The Dios Padre Silver Mine can be reached via a 25-km gravel road north of highway 16, which is 220 km west of Hermosillo. The mine is located outside the small town of Real de La Trinidad.

During the Second Quarter the rehabilitation of the access roads to the area and to the mine was initiated in order to give access to the geologists crew. This is expected to be concluded in January 2005. This is part of the Due Diligence program and the preparation of a N.I.43-101 Report by a Qualified Person.

d) Candamena Mining District

In December 2004, the Company signed two letter agreements with Mr. Miguel Perez Chavez and Mr. Angel Chaparro for the purchase of the Candamena Mining District ("Candamena"), located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

The Company has agreed to pay Mr. Miguel Perez Chavez, US$7,000,000 for the purchase of 4,602 hectares including the Nuevo Dolores, La Blanca and La Verde areas, all the assets and the flotation mill located in the property. In addition a 1% Net Smelter Royalty is payable up to a maximum of US$5,000,000.

The purchase price of US$7,000,000 is payable as follows:

Deposit	125,000 (paid)
6th month anniversary	100,000
12th month anniversary	250,000
18th month anniversary	500,000
24th month anniversary	850,000
30th month anniversary	1,350,000
36th month anniversary	3,825,000

The Company has agreed to pay Mr. Angel Chaparro Ortiz, US$600,000 for the purchase of 613 hectares including the La Prieta mine.

The purchase price of US$600,000 is payable as follows:

Deposit	50,000 (paid)
3rd month anniversary	50,000
6th month anniversary	50,000
12th month anniversary	50,000
18th month anniversary	75,000
24th month anniversary	75,000
30th month anniversary	75,000
36th month anniversary	175,000

The Candameña Mining District hosts several highly mineralized areas. The Nuevo Dolores is a volcanic-hosted epithermal gold-silver deposit; the La Blanca is a similar highly prospective area and has two old high-grade silver-lead-zinc mines called the La Verde and the La Prieta, which have old flotation mill and other equipment.

The Nuevo Dolores deposit, also known as the Candamena Deposit, has a number of old shafts and diggings, which are believed to date back two centuries ago. It is located on the southern rim of the Ocampo Caldera and is similar to other acid-sulphate systems in

the district. Previous exploration programs executed in 1996-97 by Manhattan Minerals Corp., included mapping, rock chip sampling and 11,500 meters in 60 diamond drill holes, which are tested on only a small part of the property. The historic resource estimate stated at that time by Manhattan was an inferred resource of 6,100,000 tonnes grading 0.905 grams of gold per tonne. They also reported a potential for resources in this deposit of 1,000,000 ounces of gold and 20,000,000 ounces of silver. Readers are however cautioned that this potential quantity and grade is conceptual in nature and that there has not been sufficient exploration to define this estimated mineral resource. It is uncertain if further exploration will confirm this potential mineral resource on the property. The primary focus at that time was the properties gold potential. However, silver appears to play an important role in the future economics of this property as evidenced by drill results analysed by Bonder Clegg and Chemex Labs of Vancouver in 1997. Hole 97-CN-96 returned grades of 442 grams per tonnes silver and 0.69 grams per tonne gold over 12 meters from 20 meters to 32 meters in depth. Hole 97-CN-3 returned grades of 137 grams per tonnes silver and 1.70 grams per tonne gold over 19 meters from 17 meters to 37 meters in depth. The mineralized structure remains open at depth and to the south and was known to extend off the past property boundaries of which the Company has now acquired rights to the entire district. The Nuevo Dolores appears to be amenable to open pit mining. It also appears that by reviewing historical metallurgical reports, the ore responds well to conventional milling and flotation.

The La Blanca represents an area of immediate and high interest. This area has not been explored by modern methods but is clearly similar to the Nuevo Dolores deposit. It appears to be an important area for future development and extension of the main deposit.

The old La Verde mine has historic underground mined resources grading 466 grams per ton silver, 0.13 grams per ton gold, 4.33% lead and 3% zinc and the La Prieta mine is reported by the vendors as containing similar grades. Further studies of La Verde and La Prieta are required to confirm these grades.

The reader is cautioned that the historic reserve and resource estimates for the Candamena Mining District, including the Nuevo Dolores (Candamena Deposit), do not conform to National Instrument 43-101 requirements for reporting reserves and resources. The Company is not treating these historic estimates as current resources. These resource estimates should not be relied upon until they have been verified by further due-diligence and by the Company's 'Qualified Person'.

The Candamena Mining District is clearly similar to a number of other economically important gold-silver mines in the district. The northern part of the Sierra Madre Occidental in Chihuahua and Sonora, host some of the largest volcanic-hosted, epithermal, precious metals mines in Mexico. They all occur at the same general geological horizon, and are all very similar, genetically, geologically, and mineralogically.

During the third and fourth quarters, the Due Diligence program will be carried in conjunction with the preparation of NI 43-101 Report by the Company's Qualified Person.

e) Niko Silver Project, Mexico

On August 12, 2003, the Company entered into an option agreement with Dundarave Resources Inc. ("Dundarave"), formerly known as JABA Explorations Inc. to acquire up to 80% of the Niko Silver Project in Chihuahua, Mexico. During the Second Quarter, further exploration work was conducted at a cost of $253,884. Due to unfavourable results from the exploration program undertaken to date, the Company terminated the option agreement with Dundarave. As a result, the Company wrote off the acquisition cost and related exploration expenditures of $862,853 during the Second Quarter.

f) Platino Porphyry Project, Argentina

On October 21, 2003 the Company entered into an agreement with Dundarave to acquire up to an 80% interest in the Platino Porphyry Project consisting of 30,000 hectares in the Chubut Province, Patagonia, Argentina. During the Second Quarter, the Company terminated the agreement with Dundarave. As a result, the Company wrote off the acquisition cost and related exploration expenditures of $156,749 during the Second Quarter.

1.4 Summary of Quarterly Results

The selected information set out below has been gathered from quarterly financial statements for the previous eight quarters:

	2005		2004				2003	
	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $
Net Sales	439,972	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(1,649,447)	(329,515)	(974,174)	(569,830)	(86,770)	(27,442)	(479,916)	(13,765)
Basic and diluted net loss per common share	(0.08)	(0.02)	(0.09)	(0.05)	(0.01)	(0.00)	(0.08)	(0.00)

The Company commenced commercial production during the Second Quarter of 2005.

The Company's recorded net loss for each of the last eight quarters has fluctuated. In the Q4 of 2003, the Company recorded an amount of $391,324 as a write down of a mineral property because the agreement to purchase was terminated. In Q3 of 2004, the Company recorded an amount of $277,100 for stock-based compensation expense. In Q4 for 2004, the Company recorded an amount of $655,300 for stock-based compensation

expense. In Q2 of 2005, the Company recorded an amount of $1,019,602 as a write-off of the Niko and Platino properties.

1.5 Liquidity and Capital Resources

At December 31, 2004, the Company had working capital of $5,042,749 and cash balance of $5,666,816 as compared to June 30, 2004 working capital of $7,202,808 and cash balance of $9,729,084. The cash is earmarked for the development of mineral properties and invested in highly liquid short-term investments with an initial maturity of five months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations.

During the Second Quarter, the Company incurred $1,098,642 in respect of expenditures on mineral property interest and $116,253 in respect of plant and equipment.

During the Second Quarter, the Company issued 318,500 shares on the exercise of warrants for proceeds of $173,050. In addition, the Company issued 100,000 shares on stock options exercised for proceeds of $35,000.

The Company's continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing, has very long and supportive shareholders and strongly believes its existing properties.

The Company's primary capital assets are mineral property interest. All of the Company's mineral property agreements are non-binding. To maintain its interest in the properties, the Company is required to incur various amounts in development and exploration costs by certain dates as outlined in Part 1.3 above.

1.6 Off-Balance Sheet Arrangements

At December 31, 2004, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.7 Transactions with Related Parties

During the Second Quarter, an amount of $36,221 (2003 - $10,500) was paid to a company controlled by the President of the Company for management services in respect of day-to-day operations and business of the Company.

During the Second Quarter, the Company paid fees in the amount of $3,000 (2003 - $Nil) to a company controlled by a director of the Company for geological and technical services rendered.

During the Second Quarter, the Company paid fees in the amount of $34,865 (2003 - $Nil) to a director of the Company for managing the mining operations of the Company in Mexico.

1.8 Proposed Transactions

There are currently no material transactions being pursued or negotiated by the Company

1.9 Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company's existing accounting policies.

1.10 Financial Instruments and Other Risks

The Company's financial instruments consist of cash and cash equivalents, amounts receivable and advances, accounts payable accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting business, the principal risks and uncertainties faced by the Company centre on development of its mineral properties, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate wildly and are affected by many factors outside of the Company's control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its development and exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.12 Outstanding share data:

At the date of this report the Company has 22,224,235 issued and outstanding common shares.

File No. 82-34833

FIRST MAJESTIC RESOURCE CORP.
Interim Consolidated Financial Statements
Second Quarter – December 31, 2004
(Unaudited – Prepared by Management)

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of First Majestic Resource Corp. for the six months ended December 31, 2004 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

First Majestic Resource Corp.
Interim Consolidated Balance Sheets
(Unaudited – Prepared by Management)

	December 31, 2004 $	June 30, 2004 $
ASSETS		
CURRENT		
Cash and cash equivalents	5,666,816	9,729,084
Accounts receivable and advances	1,028,994	614,087
Inventory	156,747	-
	6,852,557	10,343,171
MINERAL PROPERTY INTERESTS (Note 3)	3,893,266	3,185,957
PROPERTY, PLANT AND EQUIPMENT (Note 4)	2,223,032	2,078,397
	12,968,855	15,607,525
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	1,809,808	3,140,363
PROVISION FOR RECLAMATION LIABILITIES	197,237	134,040
	2,007,045	3,274,403
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (NOTE 5)	21,867,956	21,568,806
CONTRIBUTED SURPLUS	1,254,037	933,037
WARRANT EXERCISES RECEIVED	-	12,500
DEFICIT	(12,160,183)	(10,181,221)
	10,961,810	12,333,122
	12,968,855	15,607,525

APPROVED ON BEHALF OF THE BOARD

Director: "Keith Neumeyer"

Director: "Paul Matysek"

The accompanying notes are an integral part of these interim consolidated financial statements.

First Majestic Resource Corp.
Interim Consolidated Income Statement and Accumulated Loss
(Unaudited – Prepared by Management)

	Three months ended December 31		Six months ended December 31	
	2004	2003	2004	2003
	$	$	$	$
REVENUE				
Sales	439,972	-	439,972	-
Cost of Sales	419,839	-	419,839	-
GROSS PROFIT	20,133	-	20,133	-
EXPENSES				
Accounting and administrative services	15,290	11,725	15,940	17,225
Amortization	42,021	-	43,274	-
Audit	-	1,500	3,000	1,500
Corporate development	73,810	16,261	231,183	16,261
Investor relations	11,250	4,325	22,500	4,325
Legal	28,550	18,113	52,985	23,631
Management fees	36,621	10,500	75,836	10,500
Office	16,767	5,417	36,308	6,682
Printing and stationery	32,493	-	61,028	-
Professional fees	33,828	-	91,413	11,000
Regulatory	7,626	8,014	9,322	10,656
Rent	38,862	1,509	49,017	1,509
Salaries and benefits	25,439	-	43,211	-
Shareholder costs	-	1,673	2,356	1,673
Stock based compensation	293,125	-	321,000	-
Transfer agent fees	8,316	4,772	10,169	5,508
Travel	21,906	2,093	27,603	2,274
Website	852	868	2,262	1,468
	686,756	86,770	1,098,407	114,212
LOSS BEFORE OTHER ITEMS	(666,623)	(86,770)	(1,078,274)	(114,212)
OTHER ITEMS				
Exploration expenses	(4,900)	-	(4,900)	-
Interest income	36,766	-	81,865	-
Reclamation	(30,517)	-	(63,197)	-
Foreign exchange	35,429	-	105,146	-
Write off of mineral properties (Note 3)	(1,019,602)	-	(1,019,602)	-
	(982,824)	-	(900,688)	-
LOSS FOR THE PERIOD	(1,649,447)	(86,770)	(1,978,962)	(114,212)
DEFICIT - Beginning of period	(10,510,736)	(8,550,447)	(10,181,221)	(8,523,005)
DEFICIT - End of period	(12,160,183)	(8,637,217)	(12,160,183)	(8,637,217)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.08)	$(0.01)	$(0.09)	$(0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	21,818,131	8,944,236	21,804,859	7,383,936

The accompanying notes are an integral part of these interim consolidated financial statements.

First Majestic Resource Corp.

Interim Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three months ended December 31		Six months ended December 31	
	2004 $	2003 $	2004 $	2003 $
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	(1,649,447)	(86,770)	(1,978,962)	(114,212)
Adjustments for items not affecting cash				
Amortization	42,021	-	43,274	-
Reclamation	30,517	-	63,197	-
Stock based compensation	293,125	-	321,000	-
Write-off of mineral properties	1,019,602	-	1,019,602	
	(264,182)	(86,770)	(531,889)	(114,212)
Net change in non-cash working capital items				
(Increase) decrease in amounts receivable and advances	(55,856)	2,359	(414,907)	1,696
Increase in inventory	(156,747)	-	(156,747)	-
(Decrease) increase in accounts payable and accrued liabilities	(753,556)	2,896	(1,330,555)	(92,841)
	(1,230,341)	(81,515)	(2,434,098)	(205,357)
INVESTING ACTIVITIES				
Additions to property plant and equipment	(116,253)	(73,503)	(187,909)	(78,503)
Expenditures on mineral property interests	(1,098,642)	-	(1,726,911)	28,133
Proceeds from government grant on mineral property expenditures	-	-	-	28,133
	(1,214,895)	(73,503)	(1,914,820)	(50,370)
FINANCING ACTIVITIES				
Share issue costs	-	(4,805)	-	(4,805)
Issuance of common shares	208,050	312,700	286,650	753,500
	208,050	307,895	286,650	748,695
INCREASE (DECREASE) IN CASH	(2,237,186)	152,877	(4,062,268)	492,968
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	7,904,002	349,502	9,729,084	9,411
CASH AND CASH EQUIVALENTS – END OF PERIOD	5,666,816	502,379	5,666,816	502,379

The accompanying notes are an integral part of these interim consolidated financial statements.

First Majestic Resource Corp.

Consolidated Schedule of Mineral Property Interests
For the six months ended December 31, 2004
(Unaudited – Prepared by Management)

	Mexico				Argentina		Total
	La Parrilla $	Chalchihuites $	Dios Padre $	Candamena $	Niko $	Platino $	$
BALANCE - BEGINNING OF THE PERIOD	2,503,714	173,351	-	-	352,143	156,749	3,185,957
EXPENDITURES DURING THE YEAR		-	-	-	-	-	
Assaying	123	485	-	-	25,750	-	26,358
Consulting	566	73,921	-	-	14,438	-	88,925
Drafting	-	-	-	-	9,603	-	9,603
Drilling	-	-	-	-	370,899	-	370,899
Field office	949	-	-	-	4,137	-	5,327
Field supplies	-	-	241	-	9,757	-	9,757
Filing fees	4,928	3,054	9,035	285	-	-	17,302
Geological	-	-	-	-	9,082	-	9,082
Lease payments	-	-	-	-	9,480	-	9,480
Management fees	-	-	-	-	46,846	-	46,846
Mine development costs	128,401	-	-	-	-	-	128,401
Pre-production costs	153,042	-	-	-	-	-	153,042
Travel	1,470	-	-	-	1,769	-	3,239
Vehicles	-	34	-	-	6,465	-	6,499
Surface rights	-	-	-	-	2,484		2,484
	2,793,193	250,845	9,276	285	862,853	156,749	4,073,201
ACQUISITION COSTS DURING THE PERIOD	-	151,719	473,273	214,675	-	-	839,667
	2,793,193	402,564	482,549	214,960	862,853		4,912,868
Less: Write-off of mineral properties (Note 3)	-	-	-	-	(862,853)	(156,749)	(1,019,602)
BALANCE – END OF PERIOD	2,793,193	402,564	482,549	214,960	-	-	3,893,266

1. Nature of Operations

First Majestic Resource Corp. (the "Company") is in the business of production, development and exploration of mineral properties. During the period the Company commenced commercial production at the La Parrilla Silver Mine ("La Parrilla").

The interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Majestic Resources Mexico, S.A. de C.V. which was incorporated on February 9, 2004 to pursue its Mexican mineral development and exploration activities. Inter-Company balances and transactions are eliminated on consolidation.

Use of Estimates

The preparation of interim consolidated financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes short-term deposits maturing within 90 days of the original date of the acquisition.

Mineral Property Interests

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold or abandoned. The deferred costs will be amortized over the useful life of the orebody following commencement of commercial production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of options agreements. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

2. Significant Accounting Policies (con't)

Translation of Foreign Currencies

Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Property, plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation applied from the commencement of operations, calculated using the following methods and annual rates:

Office equipment	20% Straight-line
Mill machinery	10% Straightline
Mine equipment	10% Straight-line
Building	5% Straight-line

Environmental and Site Reclamation Costs

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Estimated site reclamation costs are recorded as a liability.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at June 30, 2004, the Company did not have any asset retirement obligations.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

2. Significant Accounting Policies (con't)

Loss Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The effects of potential issuance of shares under options and warrants would be anti-dilutive, and therefore basic and dilutive losses per share are the same.

Stock Based Compensation

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and other Stock-based payments. The Company follows the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets.

3. Mineral Property Interests

Expenditures incurred on mineral property interests are as follows:

	December 31 2004			June 30, 2004		
	Acquisition Costs $	Deferred Costs $	Total Costs $	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $
Mexico						
La Parrilla	2,376,342	416,851	2,793,193	2,376,342	127,372	2,503,714
Chalchihuites	307,241	95,323	402,564	155,522	17,829	173,351
Dios Padre	473,273	9,276	482,549	-	-	-
Candamena	214,675	285	214,960	-	-	-
Niko	-	-	-	85,935	266,208	352,143
Argentina						
Platino	-	-	-	76,000	80,749	156,749
	3,371,531	521,735	3,893,266	2,693,799	492,158	3,185,957

Refer to Schedule of Mineral Property Interest.

a) La Parrilla Silver Mine, Mexico ("La Parrilla")

On January 9, 2004, the Company entered into a purchase agreement with parties who are at arms length to the Company, to acquire the La Parrilla, located approximately 65 kilometres south-east of the city of Durango, Mexico. The acquisition includes land, machinery and equipment, including a processing mill, and mining concessions covering an area of 280 hectares. The purchase price is US $3 million payable over a twelve month period as follows:

2. Mineral Property Interests (con't)

US$	Date
1,000,000	On closing (paid)
500,000	July 16, 2004 (paid)
500,000	October 16, 2004 (paid)
1,000,000	April 16, 2005
3,000,000	

A finder's fee of US$158,696 was paid to a director of the Company.

b) Chalchihuites Group Properties

Perseverancia and Other Properties

On June 8, 2004, the Company entered into an option agreement to purchase 5 mining concessions and one mining exploration concession located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate of US $4,000,000 payable over a 3 year period to June 8, 2007 and incurring a total of US $500,000 of expenditures on the property over the same 3 year period, of which US $150,000 is to be spent within 12 months of the date of the agreement.

In March, 2004, the Company entered into 7 option agreements for the acquisition of additional mining concessions comprising approximately 195 hectares in the Chalchihuites area for a total purchase price of US $1,500,000 payable over a 3 year period and incurring a combined US $500,000 of expenditures on the properties over a 3 year period.

On July 7, 2004, the Company entered into an option agreement to acquire 10 additional concessions comprising of 204 hectares adjoining the north-west boundary of the land package. The purchase consideration is US$1,650,000 payable over a 3 year period.

A finder's fee in the aggregate of US$303,750 is payable to a director of the Company, in the event that all of the options are exercised.

c) Dios Padres Silver Mine

On November 18, 2004, the Company entered into a purchase agreement, as amended on December 17, 2004 with parties who are at arm's length to the Company to acquire the Dios Padres Silver Mine ("Dios Padre"), located in the eastern Sierra Madre Mountain Range and midway between Hermosillo and Chihuahua in east central Sonora Mexico.

The acquisition includes all properties, assets and equipment and all mining concessions consisting of 285 hectares. The purchase price is US$ 6,520,000 payable over a period of thirty-six months as follows:

US$	Date
400,000	On signing (paid)
410,000	On closing
460,000	6 months after closing
500,000	12 months after closing
500,000	18 months after closing
1,000,000	24 months after closing
1,250,000	30 months after closing
2,000,000	36 months after closing
6,520,000	

3. Mineral Property Interests (con't)

In addition, the Company is required to issue 500,000 common shares upon closing. The purchase of the Dios Padre is subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation.

d) Candamena Mining District

In December 2004, the Company signed two letter agreements with Miguel Perez Chavez and Mr. Agnel Chaparro for the purchase of the Candamena Mining District ("Candamena"), located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

The Company has agreed to pay Mr. Miguel Perez Chavez, US$7,000,000 for the purchase of 4,602 hectares including the Nuevo Dolores, La Blanca and La Verde areas, all the assets and the flotation mill located in the property. In addition a 1% Net Smelter Royalty is payable up to maxium of US$5,000,000.

The purchase price of US$7,000,000 is payable as follows:

US$	Date
125,000	Deposit Paid
100,000	6 months after closing
250,000	12 months after closing
500,000	18 months after closing
850,000	24 months after closing
1,350,000	30 months after closing
3,825,000	36 months after closing
7,000,000	

The Company has agreed to pay Mr. Angel Chaparro Ortiz, US$600,000 for the purchase of 613 hectares including the La Prieta mine.

The purchase price of US$600,000 is payable as follows:

US$	Date
50,000	Deposit Paid
50,000	3 months after closing
50,000	6 months after closing
50,000	12 months after closing
75,000	18 months after closing
75,000	24 months after closing
75,000	30 months after closing
175,000	36 months after closing
600,000	

The Candamena Mining District hosts several highly mineralized areas. The Nuevo Dolores is a volcanic-hosted epithermal gold-silver deposit; the La Blanca is a similar highly prospective area and has two old high-grad silver-lead-zinc mines called the La Verde and the La Prieta, which have old flotation mill and other equipment.

3. Mineral Property Interests (con't)

e) Niko Silver Project, Mexico

During the period, the Company terminated the agreement to acquire the Niko Silver Project. The Company wrote off the acquisition and related exploration costs of $862,853.

f) Platino Porphyry Project, Argentina

During the period, the Company terminated the agreement to acquire the Platino Porphyry Project. The Company wrote off the acquisition and related exploration costs of $156,749.

4. Property, Plant and Equipment

	December 31, 2004			June 30, 2004		
	Cost $	Accumulated Depreciation $	Net Book Value $	Cost $	Accumulated Depreciation $	Net Book Value $
Land	6,732	-	6,732	6,732	-	6,732
Buildings	566,090	6,272	559,818	566,090	-	566,090
Mill machinery	1,393,815	30,618	1,363,197	1,364,912	-	1,364,912
Mine equipment	145,088	3,068	142,020	129,318	-	129,318
Construction in progress	114,359	-	114,359	-	-	-
Computer equipment	1,711	80	1,631	945	-	945
Office equipment	39,666	4,391	35,275	11,555	1,155	10,400
	2,267,461	44,429	2,223,032	2,079,552	1,155	2,078,397

5. Share Capital

Authorized – unlimited common shares without par value.

	December 31, 2004		June 30, 2004	
	Shares	$	Shares	$
Issued				
Balance – beginning of period	21,381,235	21,568,806	5,781,735	8,435,477
Issued during the period				
For private placement	-	-	11,000,000	12,200,000
For finder's fee		-	130,000	-
For options	100,000	35,000	135,000	47,250
For warrants	630,500	264,150	4,034,500	1,075,350
For properties	-	-	300,000	127,000
Less share issue costs	-	-	-	(316,271)
	730,500	299,150	15,599,500	13,133,329
Balance – end of period	22,111,735	21,867,956	21,381,235	21,568,806

5. Share Capital (con't)

a) The Company adopted a new stock option plan ("2004 Plan") at the Company's annual general meeting to replace the Rolling Stock Option Plan. Under the 2004 Plan, the maximum number of common shares issuable is 2,731,154 common shares, representing approximately 12.5% of the Company's issued and outstanding shares as at November 2004. Under the rolling stock option plan, options outstanding entitling the purchase of up to 1,750,000 common shares were continued under the 2004 Plan.

A summary of the Company's options outstanding at December 31, 2004 is as follows:

	Number of Shares	Weighted Average Exercise Price $
Outstanding – beginning or period	1,750,000	1.28
Granted	425,000	1.96
Exercised	(100,000)	0.35
Outstanding – end of period	2,075,000	1.46

The following table summarizes the options outstanding and exercisable at December 31, 2004.

Exercise Price	Options Outstanding	Options Exercisable	Expiry Date
0.35	240,000	240,000	May 22, 2005
0.76	190,000	150,000	November 24, 2005
2.25	100,000	100,000	April 1, 2006
1.80	160,000	130,000	June 21, 2006
0.60	200,000	200,000	October 23, 2006
2.05	225,000	225,000	December 3, 2006
1.42	250,000	250,000	February 10, 2007
2.25	150,000	125,000	April 1, 2007
1.80	360,000	360,000	June 21, 2007
1.85	200,000	200,000	December 14, 2007
	2,075,000	1,980,000	

b) As at December 31, 2004, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 5,235,000 shares. The warrants expire at various times until May 6, 2006 and may be exercised at prices ranging from $0.30 per share to $2.05 per share.

5. Share Capital (con't)

Details of warrants outstanding as at December 31, 2004 are as follows:

Number of Warrants	Exercise Price	Expiry Date
1,285,000	$0.30	October 15, 2005
3,950,000	$1.85/$2.05	May 6, 2005/May 6, 2006
5,235,000		

6. Stock Based Compensation

During the six months ended December 31, 2004, the Company granted stock options to directors, employees and consultants to purchase 425,000 shares of the Company and have a two to three year expiry date.

The fair value of stock options is estimated using the *Black-Scholes Option Pricing Model* with the following assumptions:

Risk-free interest rate	3.02%
Estimated volatility	77%
Expected life	1.0 – 1.5 years
Expected dividend yield	0%

The weighted average fair value of the option granted during the six months ended December 31, 2004 was $1.46 per share.

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

7. Related Party Transactions

During the period ended December 31, 2004, the Company incurred $36,221(2003 - $10,500) for management services provided by a company controlled by the President of the Company.

During the period ended December 31, 2004, the Company incurred $3,000 (2003 - $Nil) for geological and technical services provided by a company controlled by a director of the Company.

During the period ended December 31, 2004, the Company paid $34,865 (2003 - $Nil) to a director of the Company for management of the mining operations of the Company in Mexico.

8. Office Lease

Effective June 14, 2004, the Company entered into an office lease agreement with an non-related third party. The lease is a minimum period of thirteen months at a rate of $10,000 per month, effective July 1, 2004, of which the Company's portion is $5,700 per month. The Company is also subleasing to two non-related third parties for $3,300 per month and to Dundarave Resource Inc. (formerly Jaba Exploration Inc.).

9. Segmented Information

The Company's mineral properties are located in Mexico, its corporate assets are located in Canada. All of its operating revenue is earned in Mexico.

	December 31, 2004		
	Corporation $	Mexico Mineral Operations $	Total $
Sales	-	439,972	439,972
Current assets	5,660,133	1,192,424	6,852,557
Mineral property interests	-	3,893,266	3,893,266
Capital assets	35,275	2,187,757	2,223,032
	5,695,408	7,273,447	12,968,855

10. Supplemental Case Flow Information

Non-cash financing and investing activities were conducted by the Company as follows:

	December 31, 2004 $	December 31, 2003 $
Financing activities		
Issuance of common shares for mineral property interests	-	111,000
Issuance of common shares for finder's fees	-	26,000
Share issue costs	-	(26,000)
		111,000
Investing activity		
Expenditures on mineral property interests	-	(111,000)

	December 31, 2004 $	December 31, 2003 $
Other supplementary cash flow information:		
Interest paid in cash	-	-
Income taxes paid in cash	-	-

File No. 82-34833

RECEIVED
[illegible] P 6:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: X **Schedule A**

X **Schedules B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	FIRST MAJESTIC RESOURCE CORP.
ISSUER ADDRESS	#1480 - 885 WEST GEORGIA STREET VANCOUVER, BC V6C 3E8
ISSUER TELEPHONE NUMBER	(604) 688-3033
ISSUER FAX NUMBER	(604) 601-2010
CONTACT PERSON	MS. CHRISTINE THOMSON
CONTACT'S POSITION	CORPORATE ADMINISTRATOR
CONTACT'S TELEPHONE NUMBER	(604) 688-3033
CONTACT'S E-MAIL ADDRESS	christine@firstmajestic.com
WEBSITE	www.firstmajestic.com
FOR QUARTER ENDED	JUNE 30, 2004
DATE OF REPORT	NOVEMBER 3, 2004

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

KEITH NEUMEYER	*"Keith Neumeyer"*	04/11/3
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
PAUL MATYSEK	*"Paul Matysek"*	04/11/3
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JUNE 30, 2004

1.(a) GENERAL AND ADMINISTRATIVE

	$
Accounting and administrative services	23,205
Audit	11,500
Corporate development	261,881
Depreciation	1,155
Investor relations	25,575
Legal	97,278
Management fees	90,376
Office	22,493
Printing	37,522
Professional fees	34,141
Regulatory	18,335
Rent	9,040
Shareholder costs	13,036
Stock-based compensation	932,400
Transfer agent fees	10,821
Travel and related	38,752
Website	3,412
	1,630,922

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JUNE 30, 2004

1.(b) MINERAL PROPERTY INTERESTS

	2004						2003
	Mexico			Argentina	Canada	Total	Canada
	Niko Silver Project	La Parilla Project	Chalchihuites Group Project	Platino Porphyry Project	Wekusko Lake Properties		Wekusko Lake Properties
	$	$	$	$	$	$	$
BALANCE - BEGINNING OF YEAR	-	-	-	-	28,133	28,133	41,687
EXPENDITURES DURING THE YEAR							
Aerial mapping	-	-	-	-	-	-	21,218
Assaying	28,363	-	-	2,301	-	30,664	17,986
Camp cost	-	-	-	-	-	-	5,558
Consulting	8,566	55,085	17,675	7,362	-	88,688	-
Drafting	7,820	-	-	79	-	7,899	-
Drilling	-	-	-	-	-	-	71,952
Environmental	1,767	-	-	6,256	-	8,023	-
Equipment rentals	-	-	-	-	-	-	9,137
Field supplies	5,944	-	-	2,742	-	8,686	2,311
Fuel and oil	-	-	-	-	-	-	1,913
Geological	43,545	-	-	28,908	-	72,453	51,330
Geophysics	75,608	-	-	-	-	75,608	2,320
Lease payments	9,930	-	-	-	-	9,930	-
Linecutting	-	-	-	-	-	-	36,350
Maps	484	-	-	15,498	-	15,982	-
Field office	30,828	-	-	7,996	-	38,824	1,375
Recording fees	-	-	-	-	-	-	2,370
Surface rights	9,113	-	-	-	-	9,113	-
Travel	29,669	9,130	-	9,593	-	48,392	119
Vehicles	14,571	-	-	14	-	14,585	-
	266,208	64,215	17,675	80,749	-	428,847	223,939
Less: MEAP grant received	-	-	-	-	(28,133)	(28,133)	(27,169)
	266,208	64,215	17,675	80,749	(28,133)	400,714	196,770
ACQUISITION COSTS DURING THE YEAR	85,935	2,457,687	137,488	76,000	-	2,757,110	-
Less: Write-down	-	-	-	-	-	-	(210,324)
BALANCE - END OF YEAR	352,143	2,521,902	155,163	156,749	-	3,185,957	28,133

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JUNE 30, 2004

2.(a) RELATED PARTY TRANSACTIONS

During the year ended June 30, 2004, the Company:

(a) During the year ended June 30, 2004, the Company incurred $90,376 for management services provided by a company controlled by the President of the Company and by certain directors.

(b) Subsequent to entering into the mineral property agreements with JABA Exploration Inc. ("Jaba"), the President of the Company was appointed a director of JABA and the President of JABA was appointed a director of the Company.

(c) During the year ended June 30, 2004, the Company completed a non-brokered private placement of 3 million units of which certain directors of the Company purchased 325,000 units and a non-brokered private placement of 8 million units of which certain directors have purchased 20,000 units.

3.(a) SECURITIES ISSUED DURING THE YEAR ENDED JUNE 30, 2004.

Date of Issue	Type of Security	Type of Issue	Number	Price $	Total Proceeds $	Type of Consideration	Commission
Sept. 2003	Common	For Property	200,000	0.28	56,000	Property	N/A
Oct. 2003	Common	Private Placement	3,000,000	0.20	600,000	Cash	Nil
Oct. 2003	Common	Finder's Fee	130,000	0.20	26,000	Share Issue Costs	N/A
Oct. 2003	Common	Options	135,000	0.35	47,250	Cash	N/A
Nov. 2003	Common	Warrants	425,000	0.25	106,250	Cash	N/A
Dec. 2003	Common	For Property	100,000	0.71	71,000	Property	N/A
Jan. 2004	Common	Warrants	340,000	0.25	85,000	Cash	N/A
Feb. 2004	Common	Warrants	100,000	0.25	25,000	Cash	N/A
Feb. 2004	Common	Warrants	620,500	0.30	186,150	Cash	N/A
Mar. 2004	Common	Warrants	329,500	0.30	98,850	Cash	N/A
Mar. 2004	Common	Warrants	1,200,000	0.25	300,000	Cash	N/A
Apr. 2004	Common	Warrants	635,000	0.25	158,750	Cash	N/A
Apr. 2004	Common	Warrants	207,000	0.30	62,100	Cash	N/A
May 2004	Common	Warrants	118,000	0.30	35,400	Cash	N/A
May 2004	Common	Private Placement	8,000,000	1.45	11,600,000	Cash	$288,967
Jun. 2004	Common	Warrants	59,500	0.30	17,850	Cash	N/A
			15,599,500				

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JUNE 30, 2004

3.(b) OPTIONS GRANTED DURING THE YEAR ENDED JUNE 30, 2004.

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Oct. 23, 2003	200,000	Director	P. Matysek	$0.60	Oct. 23, 2006
Nov. 24, 2003	190,000	Consultant	R. Mulhern	$0.76	Nov. 24, 2005
Feb. 10, 2004	250,000	Consultant	R. Davila	$1.42	Feb. 10, 2007
Apr. 1, 2004	50,000	Director	K. Neumeyer	$2.25	Apr. 1, 2007
Apr. 1, 2004	50,000	Director	P. Matysek	$2.25	Apr. 1, 2007
Apr. 1, 2004	50,000	Director	T. Pezzotti	$2.25	Apr. 1, 2007
Apr. 1, 2004	50,000	Consultant	R. Mulhern	$2.25	Apr. 1, 2006
Apr. 1, 2004	50,000	Consultant	S. Moldavan	$2.25	Apr. 1, 2006
Jun. 21, 2004	210,000	Director	K. Neumeyer	$1.80	Jun. 21, 2007
Jun. 21, 2004	150,000	Director	R. Davila	$1.80	Jun. 21, 2007
Jun. 21, 2004	60,000	Consultant	R. Mulhern	$1.80	Jun. 21, 2006
Jun. 21, 2004	50,000	Employee	C. Thomson	$1.80	Jun. 21, 2006
Jun. 21, 2004	50,000	Consultant	S. Moldovan	$1.80	Jun. 21, 2006
	1,410,000				

4.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JUNE 30, 2004

Class	Par Value	Authorized Number	Issued	
			Number	Amount
Common	WPV	Unlimited	21,381,235	$21,568,806

50,000 warrants have been exercised prior to June 30, 2004 but the shares have not been issued. This is shown as warrant exercises received.

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2004

Security	Number	Exercise Price $	Expiry Date
Options	340,000	0.35	May 22, 2005
Options	200,000	0.60	Oct. 23, 2006
Options	190,000	0.76	Nov. 24, 2005
Options	250,000	1.42	Feb. 10, 2007
Options	150,000	2.25	Apr. 1, 2007
Options	100,000	2.25	Apr. 1, 2006
Options	360,000	1.80	Jun. 21, 2007
Options	160,000	1.80	Jun. 21, 2006
	1,750,000		
Warrants	1,815,500	0.30	Oct. 1, 2005
Warrants	4,000,000	1.85	May 6, 2005
	5,815,500		

FIRST MAJESTIC RESOURCE CORP
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED JUNE 30, 2004

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2004

There were no shares in escrow or subject to pooling as at June 30, 2004.

5. LIST OF DIRECTORS AND OFFICERS AS AT JUNE 30, 2004.

Directors:

Keith Neumeyer
Ramon Davila
Paul Matysek
Tony Pezzotti
Daniel G. Kostiuk

Officers:

Keith Neumeyer, President
Ramon Davila, Chief Operating Officer
Paul Matysek, Corporate Secretary

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE YEAR ENDED JUNE 30, 2004

Management Discussion and Analysis (continued)

Description of Business

First Majestic Resource Corp. (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of silver, gold and copper mineralization on mineral properties located in Mexico and Argentina. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "FR".

Properties Update

La Parrilla Silver Mine, Mexico

On January 12th, 2004 the Company announced it had entered into an agreement with Mineral Santa Maria, S.A. de C.V. and Jose Antonio Gamiz Quiñones Mina Los Rosarios, S.A. de C.V. for the purchase of the La Parrilla Silver Mine (La Parrilla) located approximately 65 kilometres South-East of the city of Durango. The purchase includes all properties, assets and equipment and all mining concessions consisting of 280 hectares.

The Company agreed to pay a purchase price of US$3,000,000 for the La Parrilla payable over a period of twelve months. A due-diligence program commenced shortly thereafter at a cost of $72,125 including legal expenses. The purchase was subsequently closed on May 12, 2004 at which time the initial payment of US$1,000,000 was paid. The balance of the purchase price was scheduled to be paid as follows; US$500,000 on July 16th, 2004; US$500,000 on October 16th 2004; and US$1,000,000 on April 16, 2005. At the time of this writing only the final payment due in April was outstanding.

In July, subsequent to the year end, La Parrilla began its initial pre-production stage which began operations at 180 tpd. During this initial stage, the Company processed above ground stockpiles which remained on site from prior mining operations while new accesses within the mine were completed. To the end of September a total of 11,000 tonnes had been processed at the mill with an average grade of 241g/t silver and 0.3g/t gold for a total of 30,040 ounces of equivalent silver produced.

During this initial pre-production stage the mill was operated intermittently at a rate of 180 tpd. Initially above ground stockpiles which remained on site from prior mining operations were processed while new accesses within the mine were developed.

This initial stage was expected to identify where upgrades and improvements were required at the mill to enhance production and recovery. Specific improvements made included; the primary and secondary crushers were overhauled; conveyors and electric systems were upgraded; both ball mills were relined and new bearings installed; the flotation circuit was improved; the motors on the leaching tanks were changed; two of the additional four planned leaching tanks were built; a new Butter Filter and new de-aeration tower were also built.

Consequently to these improvements, recoveries at the La Parrilla have been improving with silver production increasing on a monthly basis.

In addition to the activities within the Mill complex an explosives permit was obtained which allowed for the commencement of the mine development and access to new ore. The main Rosario vein was reached in October and development continues.

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE YEAR ENDED JUNE 30, 2004

Management Discussion and Analysis (continued)

Chalchihuites Group of Properties, Mexico

On June 10th, the Company announced it had entered into seven option agreements with various owners to acquire approximately 283 contiguous hectares located in the Chalchihuites Mining District in Zacatecas State in Mexico 60 km from La Parrilla. Subsequently, the Company entered into an additional option agreement covering an additional 204 hectares adjoining the north-western boundary of the land package.

This 487 hectare contiguous land package contains four previously operated mines, namely; the Perseverancia Silver Mine, the Magistral Mine the Esmeralda Mine and the San Juan Mine.

The properties host silver, copper, lead and zinc mineralization with a good potential for near term silver production which could be processed at the La Parrilla. The properties have historic silver-lead-zinc and copper-gold production with extensive underground workings. The properties host potential for manto style silver-lead-zinc replacement type ore bodies, chimney type gold-silver-lead-zinc-copper ore bodies and silver vein type ore bodies which represent significant exploration potential.

Since entering into these agreements, a crew has been mapping and collecting rock samples from underground workings within the different mines and within other drifts on the property. Eleven kilometres of grid lines have been established where a systematic soil geochemical sampling program was completed. A detailed geophysics survey to follow-up anomalous indications from the geochemical sampling and mapping is anticipated to commence in the next few months, along these same lines. Further detailed information as it becomes available can be obtained from the Company's web site.

Niko Silver Project, Mexico

On August 12, 2003 the Company entered into an option agreement with JABA Explorations Inc. to acquire up to 80% of the Niko Silver Project in Chihuahua, Mexico. The option required the Company to spend US$900,000 over a four year period, which included US$150,000 to be spent prior to December 31, 2003, which was later extended to March 31st, 2004 and an additional US$260,000 and property payments over the following seven years to acquire a 70% interest. In order to acquire the additional 10% interest, the Company was required to complete a bankable feasibility study.

The Company issued 200,000 common shares to JABA and paid CDN$5000. In addition, the Company agreed to issue to JABA 150,000 common shares on each anniversary up until a bankable feasibility is completed, assuming the Company continues with the option. A further payment of CDN$5,000 was paid to JABA on November 1, 2003.

A geochemical and geophysical field program consisting of 9.5 km of lines commenced in October, 2003. Due to encouraging results, a follow-up detailed geophysical and geochemical surveys commenced in February 2004. These surveys outlined 10 drill targets based on resistivity lows and/or anomalous silver geochemistry. Initially, a 2,000 meter drilling program was planned to test four of the highest priority targets. Drilling commenced in June 2004 and was completed in late August for a total of 2,849 meters drilled in 6 diamond drill holes.

The drilling was primarily targeted on geophysical anomalies that were interpreted as potentially representing massive polymetallic sulphides containing silver, zinc, lead, copper and molybdenum.

No such bodies were intersected in the holes drilled. Instead the low resistivity geophysical anomalies appear to be due to complex geologic factors not directly related to mineralization. Five additional drill targets remain to be tested. The Company is undertaking a detailed evaluation of the results and will be reviewing its options.

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE YEAR ENDED JUNE 30, 2004

Management Discussion and Analysis (continued)

The Company is required to spend US$350,000 prior to December 31st, 2004 to maintain the option in good standing.

Platino Porphyry Project, Argentina

On October 21, 2003 the Company entered into an agreement with JABA Exploration Inc. to acquire up to an 80% interest in the Platino Porphyry Project consisting of 30,000 hectares in the Chubut Province, Patagonia, Argentina.

Under the terms of the agreement the Company can earn up to an 80% interest in the Platino Porphyry Project by spending US$3,000,000 on exploration over the following four years and complete a bankable feasibility study within the following five years and by spending an additional US$100,000 each year. The agreement includes a minimum work program of US$150,000 to be spent prior to March 31, 2004, which was subsequently amended to December 31st, 2004.

First Majestic paid JABA CDN$5,000 and issued 100,000 common shares. In addition the Company agreed to issue an additional 200,000 common shares upon the first anniversary and 250,000 common shares upon the second anniversary and 300,000 common shares upon the third anniversary and 100,000 common shares each anniversary afterward until a bankable feasibility is completed assuming the Company continues with the option.

Field crews were mobilized in May 2004 for the purpose of completing high resolution imagery, geological mapping and analysis of the alteration and leached capping mapping was completed in September 2004. The Company is presently reviewing and interpreting data with its joint venture partner.

Discussion of Operations and Financial Condition

During fiscal 2004, the Company reported a net loss of $1,658,216, an increase of $1,135,920 from $522,296 reported for the comparable fiscal 2003. A significant portion of the increase in the loss for fiscal 2004 is attributed to the Company's application of the fair value method of accounting of stock options granted to its consultants and directors. During fiscal 2004, the Company recorded a non-cash charge of $932,400 for stock based compensation on the granting of stock options to consultants and directors. During fiscal 2003, there were no stock options granted.

Excluding the stock based compensation, general and administrative expenses of $698,522 were reported for fiscal 2004, an increase of $587,737 from $110,785 in fiscal 2003. In fiscal 2004, the Company had successfully negotiated a purchase of a producing silver mine in Mexico through its Mexican subsidiary and completed a non-brokered private placement for 8 million units at a price of $1.45 per share to raise $11.6 million. As a result, there were significant increases in accounting and administrative, legal, regulatory and general office costs. During fiscal 2004, the Company conducted an extensive corporate development program of corporate brochures and mailings. Accordingly, the Company incurred costs totalling $261,881 for corporate development and $37,522 for printing. During the year ended June 30, 2004, the Company incurred $90,376 for management and professional services provided by a company controlled by the President of the Company and by certain other directors.

At June 30, 2004, the Company had working capital of $7,190,308. During fiscal 2004, the Company conducted two non-brokered private placements in which the Company raised $11,857,729, net of $342,271 share issue costs, on the issuance of 11,000,000 common shares. In addition, the Company received a further $1,122,600 on exercises of stock options and warrants. The Company now has the working capital to conduct development of the La Parilla Silver Mine and if it so chooses to continue the exploration on the Niko and Platino properties, and to meet its corporate operating expenditures for the upcoming year.

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE YEAR ENDED JUNE 30, 2004

Management Discussion and Analysis (continued)

Investor Relations

On November 24, 2003, the Company engaged Mr. Ryan Mulhern for investor relations and corporate communications consulting services. This agreement is for a period of 24 months and includes a monthly retainer of $3,500 per month. During the year ended June 30, 2004, the Company paid $25,575 to Mr. Mulhern.

The Company maintains a website at www.firstmajestic.com.